Exhibit 99.1

Consolidated financial statements

for the year ended 30 June 2025

Content

1 Sasol Annual Financial Statements 2025

INCOME STATEMENT

for the year ended 30 June

		2025	2024	2023
	Note	Rm	Rm	Rm
Turnover	2	249 096	275 111	289 696
Materials, energy and consumables used	3	(129 141)	(137 957)	(152 297)
Selling and distribution costs		(9 579)	(10 394)	(10 470)
Maintenance expenditure		(15 524)	(15 446)	(15 076)
Employee-related expenditure	4	(35 298)	(35 465)	(33 544)
Depreciation and amortisation		(14 002)	(15 644)	(16 491)
Other expenses and income	5	(8 711)	(13 854)	(9 023)
Equity accounted profits, net of tax	18	1 623	1 758	2 623
Operating profit before remeasurement items		38 464	48 109	55 418
Remeasurement items affecting operating profit	8	(19 645)	(75 414)	(33 898)
Earnings/(loss) before interest and tax (EBIT/(LBIT))		18 819	(27 305)	21 520
Finance income	6	2 925	3 226	2 253
Finance costs	6	(9 462)	(10 427)	(9 259)
Earnings/(loss) before tax		12 282	(34 506)	14 514
Taxation	9	(4 556)	(9 739)	(5 181)
Earnings/(loss) for the year		7 726	(44 245)	9 333
Attributable to
Owners of Sasol Limited		6 767	(44 271)	8 799
Non-controlling interests in subsidiaries		959	26	534
		7 726	(44 245)	9 333

		Rand	Rand	Rand
Per share information
Basic earnings/(loss) per share	7	10,60	(69,94)	14,00
Diluted earnings/(loss) per share	7	10,54	(69,94)	13,02

The notes on pages 7 to 122 are an integral part of these Consolidated Financial Statements.

2 Sasol Annual Financial Statements 2025

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2025	2024	2023
	Rm	Rm	Rm
Earnings/(loss) for the year	7 726	(44 245)	9 333
Other comprehensive income/(loss), net of tax
Items that can be subsequently reclassified to the income statement	1 592	(2 916)	11 909
Effect of translation of foreign operations	1 579	(2 745)	12 061
Share of other comprehensive income in equity accounted investments	13	57	—
Foreign currency translation reserve on disposal of business reclassified to the income statement	—	(228)	(251)
Tax on items that can be subsequently reclassified to the income statement	—	—	99
Items that cannot be subsequently reclassified to the income statement	188	48	331
Remeasurement on post-retirement benefit obligation	251	55	427
Fair value of investments through other comprehensive income	(1)	(3)	23
Tax on items that cannot be subsequently reclassified to the income statement	(62)	(4)	(119)

Total comprehensive income/(loss) for the year	9 506	(47 113)	21 573
Attributable to
Owners of Sasol Limited	8 539	(47 123)	21 057
Non-controlling interests in subsidiaries	967	10	516
	9 506	(47 113)	21 573

The notes on pages 7 to 122 are an integral part of these Consolidated Financial Statements.

3 Sasol Annual Financial Statements 2025

STATEMENT OF FINANCIAL POSITION

at 30 June

		2025	2024
			Reclassified*
	Note	Rm	Rm
Assets
Property, plant and equipment	16	158 041	163 589
Right of use assets	14	11 834	12 351
Goodwill and other intangible assets		2 350	2 462
Equity accounted investments	18	12 959	14 742
Other long-term investments		3 008	2 536
Post-retirement benefit assets	31	1 083	910
Long-term receivables and prepaid expenses	17	3 543	4 030
Long-term financial assets	35	780	446
Deferred tax assets	11	35 803	37 193
Non-current assets		229 401	238 259
Inventories	21	41 793	40 719
Tax receivable	10	1 557	456
Trade and other receivables	22	40 086	36 533
Short-term financial assets	35	5 615	3 532
Cash and cash equivalents	25	41 050	45 383
Current assets		130 101	126 623
Assets in disposal groups held for sale		53	98
Total assets		359 555	364 980
Equity and liabilities
Shareholders’ equity		152 427	143 005
Non-controlling interests		5 184	4 422
Total equity		157 611	147 427
Long-term debt*	13	88 554	103 871
Lease liabilities	14	15 177	15 173
Long-term provisions	29	12 949	14 396
Post-retirement benefit obligations	31	12 121	11 356
Long-term deferred income		229	446
Long-term financial liabilities*	35	—	510
Deferred tax liabilities	11	3 478	5 205
Non-current liabilities		132 508	150 957
Short-term debt*	15	16 940	15 990
Short-term provisions	30	3 757	4 750
Tax payable	10	636	1 108
Trade and other payables	23	47 411	44 198
Short-term deferred income		625	320
Short-term financial liabilities*	35	66	109
Bank overdraft	25	1	121
Current liabilities		69 436	66 596
Total equity and liabilities		359 555	364 980
*	Prior year numbers have been reclassified on adoption of the amendments to IAS 1, refer note 1.

The notes on pages 7 to 122 are an integral part of these Consolidated Financial Statements.

4 Sasol Annual Financial Statements 2025

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

		Share-	Foreign		Remeasurement
	Share	based	currency		on post-			Non-
	capital	payment	translation	Other	retirement	Retained	Shareholders’	controlling	Total
	Note 12	reserve	reserve	reserves*	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2022	9 888	1 314	37 753	4	413	139 251	188 623	4 574	193 197
Other movements	—	—	1	—	(17)	61	45	(37)	8
Movement in share-based payment reserve	—	933	—	—	—	—	933	—	933
Share-based payment expense (refer note 32)	—	1 033	—	—	—	—	1 033	—	1 033
Deferred tax	—	(100)	—	—	—	—	(100)	—	(100)
Long-term incentives vested and settled	—	(1 349)	—	—	—	1 349	—	—	—
Total comprehensive income for the year	—	—	11 932	16	310	8 799	21 057	516	21 573
profit	—	—	—	—	—	8 799	8 799	534	9 333
other comprehensive income/(loss) for the year	—	—	11 932	16	310	—	12 258	(18)	12 240
Dividends paid (refer note 28)	—	—	—	—	—	(13 754)	(13 754)	(433)	(14 187)
Balance at 30 June 2023	9 888	898	49 686	20	706	135 706	196 904	4 620	201 524
Other movements	—	1	(1)	(25)	—	17	(8)	9	1
Movement in share-based payment reserve	—	865	—	—	—	—	865	—	865
Share-based payment expense (refer note 32)	—	986	—	—	—	—	986	—	986
Deferred tax	—	(121)	—	—	—	—	(121)	—	(121)
Long-term incentives vested and settled	—	(718)	—	—	—	718	—	—	—
Total comprehensive (loss)/income for the year	—	—	(2 971)	54	65	(44 271)	(47 123)	10	(47 113)
(loss)/profit	—	—	—	—	—	(44 271)	(44 271)	26	(44 245)
other comprehensive (loss)/income for the year	—	—	(2 971)	54	65	—	(2 852)	(16)	(2 868)
Dividends paid (refer note 28)	—	—	—	—	—	(7 633)	(7 633)	(217)	(7 850)
Balance at 30 June 2024	9 888	1 046	46 714	49	771	84 537	143 005	4 422	147 427
Other movements	—	—	—	—	—	(2)	(2)	—	(2)
Movement in share-based payment reserve	—	913	—	—	—	—	913	—	913
Share-based payment expense (refer note 32)	—	914	—	—	—	—	914	—	914
Deferred tax	—	(1)	—	—	—	—	(1)	—	(1)
Long-term incentives vested and settled	—	(691)	—	—	—	691	—	—	—
Total comprehensive income for the year	—	—	1 581	12	179	6 767	8 539	967	9 506
profit	—	—	—	—	—	6 767	6 767	959	7 726
other comprehensive income for the year	—	—	1 581	12	179	—	1 772	8	1 780
Dividends paid (refer note 28)	—	—	—	—	—	(28)	(28)	(205)	(233)
Balance at 30 June 2025	9 888	1 268	48 295	61	950	91 965	152 427	5 184	157 611

*Includes investment fair value and cash flow hedge reserves.

The notes on pages 7 to 122 are an integral part of these Consolidated Financial Statements.

5 Sasol Annual Financial Statements 2025

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2025	2024	2023
	Note	Rm	Rm	Rm
Cash receipts from customers		247 982	272 017	298 698
Cash paid to suppliers and employees		(200 179)	(219 696)	(234 061)
Cash generated by operating activities	26	47 803	52 321	64 637
Dividends received from equity accounted investments		3 211	1 639	3 765
Finance income received	6	2 818	3 211	2 242
Finance costs paid¹	6	(7 998)	(8 638)	(7 083)
Tax paid	10	(7 293)	(10 932)	(13 952)
Cash available from operating activities		38 541	37 601	49 609
Dividends paid[2]	28	(28)	(7 633)	(13 754)
Dividends paid to non-controlling shareholders in subsidiaries		(205)	(217)	(433)
Cash retained from operating activities		38 308	29 751	35 422
Additions to non-current assets		(25 983)	(30 428)	(30 247)
additions to property, plant and equipment	16	(25 345)	(30 074)	(30 726)
additions to other intangible assets		(68)	(85)	(128)
(decrease)/increase in capital project related payables		(570)	(269)	607
Cash contribution to equity accounted investments		(63)	(113)	(95)
Proceeds on disposals and scrappings		372	129	799
Proceeds from assets held for sale		53	9	3
Purchase of investments		(1 055)	(173)	(243)
Proceeds from sale of investments		946	69	156
(Increase)/decrease in long-term receivables[3]		(156)	(150)	1 393
Cash used in investing activities		(25 886)	(30 657)	(28 234)
Proceeds from long-term debt	13	471	30 692	95 035
Repayment of long-term debt	13	(14 060)	(35 468)	(91 564)
Payment of lease liabilities	14	(3 077)	(2 698)	(2 269)
Proceeds from short-term debt		3 613	2 691	1 787
Repayment of short-term debt		(3 556)	(2 183)	(1 801)
Cash (used in)/generated by financing activities		(16 609)	(6 966)	1 188
Translation effects on cash and cash equivalents		(26)	(633)	2 424
(Decrease)/increase in cash and cash equivalents		(4 213)	(8 505)	10 800
Cash and cash equivalents at the beginning of year		45 262	53 767	42 967
Cash and cash equivalents at the end of the year	25	41 049	45 262	53 767
1	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment (refer to note 16).
2	Decrease is as a result of no interim and final dividends declared in 2025 compared to interim dividends declared in 2024.
3

Included in the movement in long-term receivables are loans granted R431 million (2024: R298 million), loans repaid R511 million (2024: R357 million) and an increase in long-term restricted cash R236 million (2024: R214 million).

The notes on pages 7 to 122 are an integral part of these Consolidated Financial Statements.

6 Sasol Annual Financial Statements 2025

Notes to the financial statements

Segment information	9
Statement of compliance	16

Sources of capital

Equity	45
Share capital	45

Funding activities and facilities	46
Long-term debt	46
Leases	49
Short-term debt	52

7 Sasol Annual Financial Statements 2025

Provisions and reserves

Provisions	72
Long-term provisions	72
Short-term provisions	75
Post-retirement benefit obligations	76

Reserves	86
Share-based payment reserve	86

Other disclosures

Contingent liabilities	92
Related parties	96
Financial risk management and financial instruments	106
Subsequent events	122

8 Sasol Annual Financial Statements 2025

SEGMENT INFORMATION

	Southern Africa				International
	Energy and Chemicals¹				Chemicals¹		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support¹	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2025
Income statement
External turnover	3 640	8 421	96 026	60 716	38 246	42 047	—	—	249 096
Segment turnover	30 373	13 133	98 419	63 528	38 703	42 571	—	(37 631)	249 096
Intersegmental turnover	(26 733)	(4 712)	(2 393)	(2 812)	(457)	(524)	—	37 631	—
Materials, energy and consumables used²	(9 965)	(3 493)	(70 247)	(32 798)	(19 278)	(30 308)	(168)	37 116	(129 141)
Selling and distribution costs	—	—	(28)	(4 322)	(3 679)	(1 584)	–	34	(9 579)
Maintenance expenditure	(4 602)	(286)	(4 064)	(3 751)	(2 586)	(1 028)	(576)	1 369	(15 524)
Employee-related expenditure	(6 854)	(732)	(4 758)	(5 969)	(4 648)	(6 177)	(6 389)	229	(35 298)
Depreciation and amortisation	(1 426)	(1 179)	(1 015)	(5 361)	(2 988)	(1 555)	(478)	—	(14 002)
Other expenses and income	(3 531)	(88)	(2 300)	(5 631)	(3 849)	(946)	8 751	(1 117)	(8 711)
Equity accounted profits/(losses), net of tax	1	489	976	218	—	—	(61)	—	1 623
Remeasurement items affecting operating profit (refer note 8)	(42)	(4 796)	(11 761)	(905)	(9)	(2 184)	52	—	(19 645)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	3 954	3 048	5 222	5 009	1 666	(1 211)	1 131	—	18 819
Statement of Financial Position
Additions to non-current assets³	3 573	3 481	7 315	6 863	2 332	1 548	301	—	25 413
[1]

After streamlining its operating model, Sasol’s businesses are now managed as Southern Africa Energy and Chemicals and International Chemicals. Business support was previously referred to as the Corporate Centre. Sasol’s reportable segments have remained unchanged.

2An amount of R103 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R8,5 billion), Gas (R3,5 billion), Fuels (R59,7 billion), Chemicals Africa (R25 billion), Chemicals America (R15,7 billion), Chemicals Eurasia (R26,6 billion) and Business Support (R0,1 billion) less the consolidation adjustment (R36,2 billion).

3Excludes capital project related payables and equity accounted investments.

9 Sasol Annual Financial Statements 2025

	Southern Africa				International
	Energy and Chemicals¹				Chemicals¹		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support¹	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2024
Income statement
External turnover	3 874	8 014	116 256	63 829	41 424	41 714	—	—	275 111
Segment turnover	28 876	12 158	118 864	66 883	41 805	42 201	—	(35 676)	275 111
Intersegmental turnover	(25 002)	(4 144)	(2 608)	(3 054)	(381)	(487)	—	35 676	—
Materials, energy and consumables used²	(9 401)	(4 097)	(76 483)	(30 038)	(21 899)	(30 974)	(182)	35 117	(137 957)
Selling and distribution costs	—	—	(44)	(4 771)	(3 936)	(1 673)	—	30	(10 394)
Maintenance expenditure	(4 214)	(329)	(4 089)	(3 492)	(2 792)	(1 189)	(710)	1 369	(15 446)
Employee-related expenditure	(6 851)	(750)	(4 801)	(5 721)	(4 843)	(6 213)	(6 564)	278	(35 465)
Depreciation and amortisation	(1 532)	(665)	(1 115)	(5 018)	(4 905)	(1 930)	(479)	—	(15 644)
Other expenses and income	(3 684)	(1 031)	(5 314)	(6 459)	(4 953)	(345)	9 050	(1 118)	(13 854)
Equity accounted (losses)/profits, net of tax	(1)	463	1 173	143	—	—	(20)	—	1 758
Remeasurement items affecting operating profit (refer note 8)	17	954	(9 244)	(5 237)	(59 686)	(2 265)	47	—	(75 414)
Earnings/(loss) before interest and tax (EBIT/LBIT)	3 210	6 703	18 947	6 290	(61 209)	(2 388)	1 142	—	(27 305)
Statement of Financial Position
Additions to non-current assets³	2 954	6 492	8 671	7 548	1 762	2 062	670	—	30 159
[1]

After streamlining its operating model, Sasol’s businesses are now managed as Southern Africa Energy and Chemicals and International Chemicals. Business support was previously referred to as the Corporate Centre. Sasol’s reportable segments have remained unchanged.

[2]	An amount of R114,9 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R8,2 billion), Gas (R4,1 billion), Fuels (R67,6 billion), Chemicals Africa (R23,5 billion), Chemicals America (R18,6 billion), Chemicals Eurasia (R27,2 billion) and Business Support (R0,1 billion) less the consolidation adjustment (R34,4 billion).

3Excludes capital project related payables and equity accounted investments.

10 Sasol Annual Financial Statements 2025

	Southern Africa				International
	Energy and Chemicals¹				Chemicals¹		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support¹	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2023
Income statement
External turnover	6 386	7 234	116 235	67 772	44 492	47 577	—	—	289 696
Segment turnover	27 666	11 988	118 708	70 586	44 942	48 194	—	(32 388)	289 696
Intersegmental turnover	(21 280)	(4 754)	(2 473)	(2 814)	(450)	(617)	—	32 388	—
Materials, energy and consumables used²	(8 508)	(3 834)	(76 043)	(27 548)	(28 605)	(39 427)	(210)	31 878	(152 297)
Selling and distribution costs	—	—	(43)	(4 974)	(3 773)	(1 717)	—	37	(10 470)
Maintenance expenditure	(4 056)	(345)	(4 361)	(3 565)	(2 324)	(1 120)	(719)	1 414	(15 076)
Employee-related expenditure	(6 743)	(637)	(4 544)	(5 426)	(4 588)	(5 403)	(6 394)	191	(33 544)
Depreciation and amortisation	(2 394)	(569)	(2 242)	(4 197)	(4 645)	(1 699)	(745)	—	(16 491)
Other expenses and income	(3 441)	(73)	(5 211)	(6 303)	(5 466)	884	11 719	(1 132)	(9 023)
Equity accounted profits, net of tax	2	439	2 038	144	—	—	—	—	2 623
Remeasurement items affecting operating profit (refer note 8)	54	(537)	(35 430)	(1 048)	3 916	(900)	47	—	(33 898)
Earnings/(loss) before interest and tax (EBIT/LBIT)	2 580	6 432	(7 128)	17 669	(543)	(1 188)	3 698	—	21 520
Statement of Financial Position
Additions to non-current assets³	2 979	5 600	8 909	8 202	2 491	1 827	846	—	30 854
[1]

After streamlining its operating model, Sasol’s businesses are now managed as Southern Africa Energy and Chemicals and International Chemicals. Business support was previously referred to as the Corporate Centre. Sasol’s reportable segments have remained unchanged.

[2]	An amount of R126 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R7,5 billion), Gas (R3,8 billion), Fuels (R67,6 billion), Chemicals Africa (R21,8 billion), Chemicals America (R24,4 billion), Chemicals Eurasia (R32,2 billion) and Business Support (R0,1 billion) less the consolidation adjustment (R31,1 billion).

[3]	Excludes capital project related payables and equity accounted investments.

11 Sasol Annual Financial Statements 2025

GEOGRAPHIC REGION INFORMATION

South
	Africa	Mozambique	United States	Europe	Rest of World	Total
	Rm	Rm	Rm	Rm	Rm	Rm
2025
External turnover¹	119 000	1 053	39 167	47 158	42 718	249 096
Earnings/(loss) before interest and tax (EBIT/(LBIT))²	16 648	(1 717)	2 354	(2 417)	3 951	18 819
Tax paid	5 352	1 323	11	475	132	7 293
Non-current assets³	69 763	22 901	75 022	14 763	10 066	192 515
2024
External turnover¹	137 903	1 091	43 374	50 044	42 699	275 111
Earnings/(loss) before interest and tax (EBIT/LBIT)²	28 109	738	(58 891)	(834)	3 573	(27 305)
Tax paid	7 939	2 536	12	400	45	10 932
Non-current assets³	69 729	25 090	77 217	17 136	10 984	200 156
2023
External turnover¹	142 804	1 146	46 334	55 996	43 416	289 696
Earnings before interest and tax (EBIT)²	7 872	1 051	1 899	4 957	5 741	21 520
Tax paid	11 516	1 837	12	493	94	13 952
Non-current assets³	67 389	18 915	143 714	19 708	11 083	260 809
[1]	The analysis of turnover is based on the location of the customer.
[2]	Includes equity accounted profits and remeasurement items.
[3]	Excludes deferred tax assets and post-retirement benefit assets.

12 Sasol Annual Financial Statements 2025

REPORTING SEGMENTS

The Group’s operating model comprises of two distinct businesses, Southern Africa Energy and Chemicals and International Chemicals. The Southern Africa Energy and Chemicals business comprises Mining, Gas, Fuels and Chemicals Africa. The International Chemicals business comprises of Chemicals America and Chemicals Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Southern Africa Energy business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals business reportable segments are differentiated by the regions in which they operate. The Group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The Group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Southern Africa business

The Southern Africa business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and National Petroleum Refiners of South Africa (Pty) Ltd (Natref). There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement and the Production Sharing Agreement in Mozambique and ORYX GTL (gas to liquids) in Qatar.

MINING

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Operations (SO), for utility purposes to Sasolburg Operations and to third parties in the export market. Coal is supplied to SO on arms-length terms and to Sasolburg Operations based on a long-term supply contract with an inflation linked escalation. The price of export coal is based on the Free on Board Richards Bay index. The process to repurpose the Export plant to a Destoning plant began on 1 July 2025, resulting in the discontinuation of the export coal sales in the Mining Export market as coal is being diverted to improve the quality of coal for the Secunda Operations.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

GAS

The Gas segment reflects the upstream feedstock, transport of gas through the Republic of Mozambique Pipeline Investments Company (ROMPCO) pipeline, and external natural and methane rich gas sales.

13 Sasol Annual Financial Statements 2025

Mozambican gas is sold under long-term contracts to the Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

FUELS

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies a significant portion of South Africa’s domestic fuel needs through retail and wholesale channels. Liquid fuels are blended from fuel components produced by SO, crude oil refined at Natref, as well as some products purchased from other oil companies as well as fuel imports. Liquid fuel products are sold under both short- and long-term agreements for retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

The Fuels segment includes Sasol’s ORYX GTL operations in Qatar, a joint venture with Qatar Petroleum.

Chemicals Africa and International Chemicals business

The Chemicals Business has a strong diversified, global presence which has been organised into three customer-focused regional operating segments – Africa under Southern Africa and America and Eurasia under International Chemicals. Chemical products are grouped into two categories, Base Chemicals (mid-range Chemical commodities) and Differentiated Chemicals (chemicals with strong focus on growing sales into differentiated and/or specialty applications where margins can be larger than the selling prices of the commodity portfolio). These product divisions have been grouped in relation to the different drivers of revenue relating to each division.

The Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

14 Sasol Annual Financial Statements 2025

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products – CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products – CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

Business Support

Business Support consists of support to the Southern Africa Businesses and the Corporate Office including treasury companies.

15 Sasol Annual Financial Statements 2025

STATEMENT OF COMPLIANCE

1	Statement of compliance

The consolidated annual financial statements for the year ended 30 June 2025 have been prepared in accordance with IFRS® Accounting Standards, the Financial Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, the JSE Listing Requirements and the South African Companies Act. The consolidated financial statements were approved for issue by the Board on 22 August 2025 and will be presented to shareholders at the Company’s annual general meeting on 14 November 2025.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, plan assets for defined benefit pension plans, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial statements are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million, unless indicated otherwise.

Going concern

The consolidated financial statements are prepared on the going concern basis. Based on forecasts and available cash resources, the Group and Company have adequate resources to continue normal operations into the foreseeable future.

Climate change

Climate considerations are central to our strategy, guiding decisions and value creation. We are committed to our 2030 greenhouse gas (GHG) reduction target and are progressing the optimisation of our energy and feedstock mix to lower carbon intensity. Aligned with our ’Grow and Transform‘ strategic pillar, we are focused on developing lower carbon intensity revenue streams that deliver strong, sustainable cash flows and competitive returns. Our long-term ambition is clear: to achieve net zero emissions, while creating value for our stakeholders and supporting South Africa’s energy transition commitment to accretive shared value.

As part of our commitment to climate action and the transition to a lower-carbon economy, Sasol has set short-term GHG emission reduction targets that are aligned with our long-term decarbonisation pathway. We aim to reduce absolute Scope 1 and 2 emissions by 30% by 2030 for our Southern Africa Energy and Chemicals and International Chemicals businesses. This target reflects our ongoing efforts to decarbonise our operations through a portfolio of mitigation levers, including process efficiency improvements, renewable energy integration, and low-carbon technology deployment. In addition, we have committed to reducing absolute Scope 3 Category 11 emissions (use of sold products) by 20% by 2030, applicable to our Southern Africa Energy and Chemicals business. These reduction targets are underpinned by targeted interventions designed to deliver measurable emissions reductions while maintaining the competitiveness and resilience of our operations.

Where reasonable and supportable, management has considered the impact of these 2030 targets on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets (refer to note 8), useful lives of property, plant and equipment (refer to note 16), purchase and capital commitments (refer to note 3 and 16), the estimates of future profitability used in our assessment of the recoverability of deferred tax assets (refer to note 11) and the timing and amount of environmental obligations (refer to note 29), and the determination of targets for the Group’s long - term incentive plan (refer note 32).

16 Sasol Annual Financial Statements 2025

1	Statement of compliance continued

IBOR reform

After the transition away from certain Interbank Offered Rates in foreign jurisdictions (IBOR reform), the reforms to South Africa’s reference interest rate are gaining momentum. The Johannesburg Interbank Average Rate (JIBAR) will be replaced by the new South African Overnight Index Average (ZARONIA). The Group has exposure to the Johannesburg Interbank Average Rate (JIBAR) through certain debt instruments. Refer to note 13. ZARONIA reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. The observation period for the ZARONIA ended on 3 November 2023 and market participants may now use ZARONIA as a reference rate in financial contracts, however, the transition away from JIBAR to ZARONIA is expected to be a multi-year initiative with detailed information regarding the transition roadmap and salient aspects of the transition yet to be communicated. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the Group. The Group’s treasury function monitors and manages the transition to alternative rates and evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2024 except for the retrospective adoption of Amendments to IAS 1 ‘Presentation of Financial Statements’.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The Group has applied “Classification of Liabilities as Current or Non-current and Non-current liabilities with Covenants - Amendments to IAS 1”, as issued in 2020 and 2022, which were effective for the Group from 1 July 2024. The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024.

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations or events after the reporting date.

The amendments are applicable to the net debt to EBITDA covenant (as defined in the debt agreements) on our revolving credit facility (RCF) and term loan. As the Group’s current practice is aligned to the clarification provided by the amendments, the adoption thereof has not significantly impacted the Group.

The amendments also cover how a company classifies a liability that can be settled in its own shares – e.g. convertible debt. When a liability includes a counterparty conversion option that involves a transfer of the company’s own equity instruments, the conversion option is recognised as either equity or a liability separately from the host liability. The amendments now clarify that when a company classifies the host liability as current or non-current, it ignores only those conversion options that are recognised as equity.

The conversion feature contained in the Group’s US$750 million convertible bond was bifurcated and accounted for separately from the host liability as an embedded derivative financial liability. Previously the Group ignored all counterparty conversion options, whether they were recognised as equity or liabilities, when classifying the related liabilities as current or non-current. This amendment resulted in the host liability and embedded derivative liability being classified as current liabilities retrospectively. The Group’s other liabilities were not impacted by the amendments.

17 Sasol Annual Financial Statements 2025

1	Statement of compliance continued

The impact of applying the amendments for the year ended 30 June 2024 is:

		Results	Adjustment	Results
		excluding	for IAS 1	after
		amendments	amendments	amendments
	Note	Rm	Rm	Rm
Statement of financial position
Non-current liabilities
Long–term debt	13	115 913	(12 042)	103 871
Long–term financial liabilities	35	569	(59)	510
Current liabilities
Short–term debt	15	3 948	12 042	15 990
Short–term financial liabilities	35	50	59	109

The amendments had no impact on the balances of 2023.

Change in Revenue disaggregation

Pursuant to the evolving Sasol operating model through streamlining and reorganising, the divisions supporting the Chemicals Africa, America and Eurasia segments, have been reorganised into Base Chemicals and Differentiated Chemicals. All internal and external reporting relating to the Chemicals business has been rearranged accordingly. Revenue, which was previously disaggregated according to the grouping of product lines under the old operating model, has been updated to reflect the new divisional product lines. The disaggregation of revenue for the Coal, Liquid fuels and Gas products did not change. The comparative figures have also been adjusted to the new format for comparability. Refer to note 2.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The Group continuously evaluates the impact of new accounting standards, amendments to accounting standards and interpretations. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date as indicated below. The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 30 June 2025, include:

Amendment to IFRS 9 and IFRS 7 – ‘Classification and Measurement of Financial Instruments’

These amendments:

●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
●	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The Group continues to assess the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Amendments to IFRS 9 and IFRS 7 – ‘Contracts referencing nature-dependent electricity’

18 Sasol Annual Financial Statements 2025

1	Statement of compliance continued

These amendments:

●	allow a company to apply the own-use exemptions to contracts referencing nature-dependent electricity if the company has, and expects to be, a net purchaser of electricity for the contract period. This amendment will apply retrospectively using facts and circumstances at the beginning of the reporting period of initial application (without requiring prior periods to be restated);
●	permit hedge accounting if the contracts are used as hedging instruments. Applying hedge accounting could help companies to reduce profit or loss volatility by reflecting how these contracts hedge the price of future electricity purchases or sales. This amendment will apply prospectively to new hedging relationships designated on or after the date of initial application. It will also allow companies to discontinue an existing hedging relationship, if the same hedging instrument (i.e., nature-dependent electricity contract) is designated in a new hedging relationship applying the amendment; and
●	include additional disclosures required where a company may apply the own-use exemption to certain contracts under the amendments and therefore would not recognise these contracts in its statement of financial position (only recognise if executory contract is onerous).

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Amendments to IFRS 9 ‘Financial instruments’ – Transaction Price

This amendment removes the conflict between IFRS 9 and IFRS 15 over the amount at which the trade receivable is initially measured. Under IFRS 15, a trade receivable may be recognised at an amount that differs from the transaction price e.g., when the transaction price is variable. Conversely, IFRS 9 requires that companies initially measure trade receivables without a significant financing component at the transaction price. IFRS 9 has been amended to require companies to initially measure a trade receivable without a significant financing component at the amount determined by applying IFRS 15.

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Amendments to IFRS 16 ‘Leases’ – Lessee derecognition of lease liabilities

The amendment states that when lease liabilities are derecognised under IFRS 9, the difference between the carrying amount and the consideration paid is recognised in profit or loss. However the amendment does not address how to distinguish between derecognition and modification of a lease liability.

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

The new standard on presentation and disclosure in financial statements focusses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	the structure of the statement of profit or loss;
●	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and
●	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Group continues to assess the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2027.

19 Sasol Annual Financial Statements 2025

Earnings generated from operations

20 Sasol Annual Financial Statements 2025

OPERATING AND OTHER ACTIVITIES

2Turnover

	2025	2024	2023
for the period ended	Rm	Rm	Rm
Revenue by major product line
Southern Africa business
Energy	105 522	124 824	128 850
Coal¹	3 640	3 874	6 386
Liquid fuels²	93 579	113 037	115 311
Gas (methane rich and natural gas) and condensate³	8 303	7 913	7 153
Chemicals Africa	60 715	63 829	67 772
Base chemicals	43 247	45 138	49 705
Differentiated chemicals	17 468	18 691	18 067
International Chemicals business
Chemicals America	37 840	41 424	44 492
Base chemicals	14 876	16 290	15 278
Differentiated chemicals	22 964	25 134	29 214
Chemicals Eurasia	42 017	41 684	47 256
Differentiated chemicals	42 017	41 684	47 256
Other (Technology, refinery services)⁴	1 360	1 270	1 626
Revenue from contracts with customers	247 454	273 031	289 996
Revenue from other contracts⁵	1 642	2 080	(300)
Total external turnover	249 096	275 111	289 696
1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived primarily from Gas segment.
4	Relates primarily to the Gas and Fuels segments.
5

Relates mainly to the Fuels and Chemicals America segments and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate. The 2023 amount includes negative slate revenue due to a reduction in the slate balance as a result of an over recovery in the basic fuel price (BFP) charged to customers for that financial year.

The disaggregation of revenue was updated in the current period and comparatives have been adjusted – refer to note 1.

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the Group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 9 to 11.

Revenue recognised reflects the consideration that the Group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels, oil, natural gas and chemical products, services rendered, license fees and royalties. The Group allocates revenue based on stand-alone selling prices.

Purchases and sales of inventory with the same counterparty, that are entered into in contemplation of one another to facilitate sales to customers, are combined and recorded on a net basis when the items exchanged are similar in nature.

21 Sasol Annual Financial Statements 2025

2	Turnover continued

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to rate regulated activities, franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts. Where the Group is subject to rate regulation, it includes in revenue any over or under recoveries relating to goods supplied during the period.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and therefore the Group does not adjust for time value of money as it applies the financing component practical expedient.

3	Materials, energy and consumables used

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials*	102 915	114 889	126 338
Cost of energy and other consumables used in production process	26 226	23 068	25 959
	129 141	137 957	152 297

*Includes R3,9 billion reduction in the current year relating to compensation from Transnet. Refer to note 5 for details.

Materials, energy and consumables used relate to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Included in materials, energy and consumables used is net carbon taxes of R1,6 billion (2024 - R1,4 billion; 2023 - R1,7 billion). Carbon credits to the value of R723 million (2024 – R580 million ; 2023 – R247 million) were purchased during this year. Under the carbon tax regulations, South African companies are able to buy carbon credits from third parties to offset a portion of their carbon tax liability. To this end, Sasol enters into strategic and cost-effective long-term agreements with reputable suppliers for credible high-quality carbon offset credits. The ultimate amount of credits acquired will depend on the development of projects under the applicable standards, delivering the credits within the agreed timeframe, and will be subject to audit/verification by an independent party.

Purchase commitments

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity.

The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R210 billion (2024: R211 billion; 2023: R219 billion).

●	The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments.
●	The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement, Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years. The ultimate amount of the commitment is dependant on expected future increases in the regulated price of electricity in South Africa and is presented on an undiscounted basis.

22 Sasol Annual Financial Statements 2025

3Materials, energy and consumables used continued

In prior years, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements (PPAs) for more than 600MW, with contractual terms of 20 years each, for the procurement of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the Secunda Operations site.

In 2025, Sasol further increased the total renewable energy secured (PPA and self–builds) to more than 900 MW. During 2025, 260 MW achieved financial close and the PPA with Msenge Emoyeni Wind Farm Proprietary Limited reached commercial operation. The remaining contracts are phased and planned to be online in the next 2 to 3 years.

Furthermore, Sasol is party to long-term gas purchase agreements of approximately R25 billion (2024: R32 billion; 2023: R38 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase and transport a minimum quantity of gas until 2034.

Contractual purchase commitments are taken into account in testing the recoverability of the carrying amounts of property, plant and equipment. At 30 June 2025 and 30 June 2024, there were no onerous contracts relating to these off-take commitments.

4	Employee-related expenditure

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		35 317	35 579	33 655
salaries, wages and other employee-related expenditure		32 954	33 255	31 415
post-retirement benefits	31	2 363	2 324	2 240
Share-based payment expenses		914	986	1 033
equity-settled	32	914	986	1 033
Total employee-related expenditure		36 231	36 565	34 688
Less: costs capitalised to projects		(933)	(1 100)	(1 144)
Per income statement		35 298	35 465	33 544

The total number of permanent and non-permanent employees, in approved positions, including the Group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2025	2024	2023
for the year ended 30 June	Number	Number	Number
Permanent employees	27 107	27 678	28 657
Non-permanent employees	304	463	416
	27 411	28 141	29 073

23 Sasol Annual Financial Statements 2025

5	Other expenses and income

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Includes:
Derivative gains¹	(2 003)	(2 364)	(3 287)
Translation losses/(gains)	897	839	(2 728)
Trade and other receivables	178	485	(1 436)
Trade and other payables	88	241	171
Foreign currency loans	(238)	263	161
Other²	869	(150)	(1 624)
Exploration expenditure and feasibility costs	509	422	751
Professional fees	1 821	2 076	2 455
Expected credit losses (released)/raised	(76)	189	234
Other income	(6 462)	(4 025)	(5 181)
1	Relates mainly to the Group’s hedging activities and embedded derivatives. Refer to note 35.
2	Relates mainly to the effect of the strengthening of the Rand on the translation of foreign operations and intergroup exposure on foreign currency loans.

Research and development expenditure amounting to R1 548 million (2024: R1 513 million; 2023: R1 388 million) was expensed and is included in Employee-related expenditure, Depreciation and amortisation and Other expenses and income in the income statement.

Transnet settlement

On 18 May 2025, Sasol Oil and Transnet signed an agreement to settle their respective disputes, which became effective on 23 May 2025 having met all suspensive conditions. In terms of the settlement agreement, Transnet made a net payment to Sasol Oil of R4,3 billion on 30 June 2025 in full and final settlement of all disputes between the parties (refer to note 33).

The R4,3 billion was the net amount between the amount owed to Sasol (Sasol proceedings) of R5,5 billion and the amount owed to Transnet (Transnet proceedings) of R1,2 billion. R3,9 billion related to compensation by Transnet for historical costs accounted for as a credit to Materials, energy and consumables used (refer note 3), while the remaining R1,6 billion of the settlement was accounted for in Other income.

24 Sasol Annual Financial Statements 2025

6	Net finance costs

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Notional interest		12	—	—
Interest received on		2 913	3 226	2 253
other long-term investments		77	63	58
loans and receivables		200	143	89
cash and cash equivalents		2 636	3 020	2 106
Per income statement		2 925	3 226	2 253
Less: notional interest		(12)	—	—
Less: interest received on tax		(95)	(15)	(11)
Per the statement of cash flows		2 818	3 211	2 242
Finance costs
Debt		8 178	8 952	7 408
Interest on lease liabilities		1 669	1 557	1 451
Other		201	203	146
		10 048	10 712	9 005
Amortisation of loan costs	13	126	161	212
Notional interest		1 171	1 198	1 116
Total finance costs		11 345	12 071	10 333
Amounts capitalised to assets under construction, a class of property, plant and equipment	16	(1 883)	(1 644)	(1 074)
Per income statement		9 462	10 427	9 259
Total finance costs before amortisation of loan costs and notional interest		10 048	10 712	9 005
Add: amortisation of modification (loss)/gain		(1)	—	194
Less: unwinding of loans costs¹		—	—	(144)
Less: interest accrued on long-term debt, lease liabilities and short-term debt		(2 035)	(2 071)	(1 966)
Less: interest raised on tax payable		(14)	(3)	(6)
Per the statement of cash flows		7 998	8 638	7 083
1	RCF loan costs expensed in 2023 upon refinancing of banking facilities.

25 Sasol Annual Financial Statements 2025

7	Earnings and dividends per share

	2025	2024	2023
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	10,60	(69,94)	14,00
Headline earnings per share	35,13	18,19	53,75
Diluted earnings per share	10,54	(69,94)	13,02
Diluted headline earnings per share	34,92	16,73	50,76
Dividends per share	—	2,00	17,00
interim	—	2,00	7,00
final*	—	—	10,00
*	2023 dividend declared subsequent to 30 June and has been presented for information purposes only. No final dividends declared in 2024 and 2025.

Basic earnings per share (EPS) and headline earnings per share (HEPS)

EPS is derived by dividing earnings attributable to owners of Sasol Limited by the weighted average number of shares outstanding during the period. HEPS is derived by dividing the headline earnings attributable to the owners of Sasol Limited by the weighted average number of Sasol ordinary shares and Sasol BEE ordinary shares outstanding during the period.

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated by dividing the diluted earnings and diluted headline earnings attributable to owners of Sasol Limited by the diluted weighted average number of Sasol ordinary shares and Sasol BEE ordinary shares in issue during the year. DEPS and DHEPS are calculated considering the potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the Sasol Long-term incentive (LTI) and Sasol Khanyisa Tier 2 plans (refer to note 32) and as a result of the potential conversion of the US$750 million Convertible Bond (refer to note 13).

The Sasol Khanyisa Tier 2 potential shares are anti-dilutive for DEPS and DHEPS purposes in all years presented.

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Earnings/(loss) and headline earnings
Earnings/(loss) attributable to owners of Sasol Limited	6 767	(44 271)	8 799
Total remeasurement items for the Group, net of tax*	15 652	55 784	24 978
Headline earnings attributable to owners of Sasol Limited	22 419	11 513	33 777
*

The net profit on disposal of business includes a gain on remeasurement of contingent consideration from Uzbekistan GTL LLC disposal of R1 428 million (refer note 8). This has been excluded from the remeasurement items for headline earnings.

	Number of shares
	2025	2024	2023
for the year ended 30 June	million	million	million
Basic weighted average number of shares
Issued shares	649,4	648,5	640,7
Effect of treasury shares held	(10,3)	(13,1)	(10,4)
Effect of long-term incentives exercised	(0,9)	(2,4)	(1,9)
Basic weighted average number of shares for EPS and HEPS	638,2	633,0	628,4

26 Sasol Annual Financial Statements 2025

7	Earnings and dividends per share continued

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings
Earnings/(loss) attributable to owners of Sasol Limited	6 767	(44 271)	8 799
Impact of convertible bonds*	—	(136)	(179)
Diluted earnings attributable to owners of Sasol Limited	6 767	(44 407)	8 620
*	For 2025 the convertible bonds are anti-dilutive and therefore not assumed to be exercised in diluted earnings.

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Diluted headline earnings
Headline earnings attributable to owners of Sasol Limited	22 419	11 513	33 777
Impact of convertible bonds*	—	(136)	(179)
Diluted headline earnings attributable to owners of Sasol Limited	22 419	11 377	33 598

*For 2025 the convertible bonds are anti-dilutive and therefore not assumed to be exercised in diluted earnings.

	Number of shares
	2025	2024	2023
for the year ended 30 June	million	million	million
Diluted weighted average number of shares
Weighted average number of shares	638,2	633,0	628,4
Potential dilutive effect of convertible bonds*	—	39,9	24,2
Potential dilutive effect of long-term incentive scheme	3,8	7,0	9,3
Diluted weighted average number of shares for DEPS and DHEPS	642,0	679,9	661,9
*	For 2025 the convertible bonds are anti-dilutive and therefore contingently issuable ordinary shares are not included.

27 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of assets		21 836	76 035	37 298
property, plant and equipment	16	21 269	75 112	36 496
right of use assets	14	532	166	546
other intangible assets and goodwill		35	757	256
Reversal of impairment of assets		(1 178)	(1 149)	(3 649)
property, plant and equipment	16	(1 029)	(1 149)	(3 649)
right of use assets	14	(149)	—	—
(profit)/loss on		(1 311)	480	(650)
disposal of property, plant and equipment		(47)	(127)	(500)
disposal of other intangible assets		—	—	3
disposal of other assets		(23)	(8)	—
disposal of businesses*		(1 345)	(150)	(516)
scrapping of property, plant and equipment		104	765	363
Write-off of unsuccessful exploration wells		298	48	899
Remeasurement items per income statement		19 645	75 414	33 898
Tax impact		(4 761)	(18 361)	(8 951)
impairment of assets		(4 715)	(18 157)	(9 831)
reversal of impairment of assets		2	—	854
(loss)/profit on disposals and scrapping		(47)	(204)	26
write-off of unsuccessful exploration wells		(1)	—	—
Non-controlling interest effect		(665)	(1 262)	8
Effect of remeasurement items for equity accounted investments		5	(7)	23
Total remeasurement items for the Group, net of tax		14 224	55 784	24 978
*	Includes a gain on remeasurement of contingent consideration from the Uzbekistan GTL LLC disposal of R1 428 million.

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. At 30 June 2025, the Group’s net asset value exceeding its market capitalisation was identified as an impairment indicator and consequently all of the Group’s cash generating units (CGUs) and equity-accounted investments were tested for impairment. Other than the CGUs specifically mentioned, all of the Group’s remaining CGUs have adequate headroom and reasonable changes in assumptions applied would not result in any impairment.

28 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. The impairments disclosed below were all based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on approved financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the Group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main long-term average macroeconomic assumptions used for impairment calculations

					CGU
		2025	2024	2023	Reference***
Crude oil price (Brent)*	US$/bbl	72,16	83,06	88,02	a, c, d, g
Ethane price*	US$c/gal	33,40	39,55	42,33	****
Ethylene price*	US$/ton	747,00	745,00	773,00	h
Linear low density polyethylene (LLDPE) price*	US$/ton	1 039,00	1 091,00	1 247,00	*****
Polyvinyl Chloride (PVC) price*	US$/ton	878,00	980,00	1 031,00	e
Southern African gas purchase price (real)**	US$/Gj	—	10,51	10,93	a, b, e, f
Oil Product Differentials	US$/bbl	11,44	10,86	12,08	a, b
Refining margin*	US$/bbl	7,54	8,11	12,34	a, b
Exchange rate*	Rand/US$	18,31	17,64	17,40	All
*

Assumptions are provided on a long-term average basis in nominal terms unless indicated otherwise and are calculated based on a five year forward-looking period. The refining margin is calculated until 2034, linked to the Sasolburg refinery’s useful life.

**	Aligned to our optimised transition plan and ERR, LNG as an alternative gas feedstock is no longer feasible and has been excluded from future cash flow projections.
***	Refer to page 31.
****	Relevant to 2024 impairment of Ethane value chain (Alc/Alu/EO/EG) in Chemicals America.
*****	Relevant to the 2024 impairment of Secunda and Sasolburg Polyethylene in Chemicals Africa.

Sasol’s long-term price outlook is based on a set of, as far as possible, internally consistent assumptions and data which is validated against external benchmarks. Over the long-term, we assume that the average USD/ZAR will depreciate in line with the South African and US inflation differential, and inflation outcomes will be broadly in line with key central bank targets.

Oil price assumptions take account of global supply and demand factors, which include production costs, inventories, and the evolution of structural factors in the underlying product demand categories that are derived from crude oil. The underlying assumptions on refined products demand, are informed by independent research and assumptions on, for example, the evolution of the vehicle parc, refinery economics, aviation trends and the feedstock needs within the petrochemicals sector. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms, organisations, and local and domestic investment and commercial banks.

29 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

For chemicals, our projections are shaped by global supply and demand factors, which are informed by trends in industrial output, regulatory developments, and shifts in end-user markets, ensuring our forecasts reflect both cyclical and structural changes within the sector. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms, organisations, and local and domestic investment and commercial banks.

			United
		South	States of
		Africa	America	Europe			Mozambique
		%	%	%			%
Growth rate – Producer Price Index	2025	5,50	2,00			2,00	2,00
Weighted average cost of capital*	2025	14,50	9,10	7,60	–	10,00	18,40
Growth rate – Producer Price Index	2024	5,50	2,00			2,00	2,00
Weighted average cost of capital*	2024	15,00	9,40	9,40	–	10,50	16,80
Growth rate – Producer Price Index	2023	5,50	2,00			2,00	2,00
Weighted average cost of capital*	2023	15,20	9,07	9,07	–	10,68
*

Calculated using spot market factors on 30 June. Sasol’s approach now includes using a 5-year average of the median debt-to-equity ratios of a peer group. Sasol also has refined its Euro WACC for Italy and Germany. The Mozambique WACC rate increase is largely attributable to the independently calculated country risk premium.

Impairment/(reversal of impairment) of assets

	Property,		Other
	plant and	Right of	intangible
	equipment	use assets	assets	Total
	2025	2025	2025	2025
Segment and Cash-generating unit (CGU)	Rm	Rm	Rm	Rm
Fuels segment
Secunda liquid fuels refinery	11 713	118	—	11 831
Sasolburg liquid fuels refinery	1 256	—	—	1 256
Gas
Production Sharing Agreement (PSA)	3 142	—	—	3 142
Exploration Block PT5-C	1 242	—	—	1 242
Chemicals Africa
Sasolburg Chlor-Alkali and PVC	461	—	2	463
Sasolburg Wax	23	341	—	364
Chemicals Eurasia
Sasol Italy Care Chemicals (CC)	3 166	72	20	3 258
Sasol China Care Chemicals (CC)	(1 019)	(149)	—	(1 168)
Other (net)	256	1	13	270
	20 240	383	35	20 658

Other than for the CGUs specifically mentioned, all of the Group’s remaining CGUs have significant headroom and reasonable changes to the assumptions applied would not result in any impairment.

30 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

Description of impairment and sensitivity to changes in assumptions:

Key sources of estimation uncertainty include discount rates and cash flow forecasts which are impacted by commodity prices, exchange rates and carbon tax (and related allowances). Management has considered the sensitivity of the recoverable amount calculations to these key assumptions and these sensitivities have been taken into consideration in determining the required impairments and reversals of impairments in the current period.

a)Secunda liquid fuels refinery

The Liquid fuels component of the Secunda refinery remains fully impaired. At 30 June 2025, the recoverable amount of the refinery improved compared to 30 June 2024, as a result of the optimisation of the South African Emission Reduction Roadmap (ERR) leveraging an extended range of levers to maximise production for as long as possible, reducing capital, feedstock and electricity cost. Aligned to our broader transition plan, LNG as an alternative gas feedstock is no longer considered feasible at current and forecast prices. Our focus remains on maintaining continuous supply of quality and cost-effective coal. The ERR assumes production of 7,0mt/a in 2030 with 6,4mt/a from 2034 as natural gas is depleted. The recoverable amount of the CGU was negatively impacted by lower macroeconomic price assumptions including lower Brent crude prices, lower product differentials and higher electricity prices. The full amount capitalised during the year, including the share of assets transferred from the Export Coal CGU were impaired. Further optimisation including cost, capital and volumes of the South African value chain which includes the Secunda Liquid fuels refinery is ongoing, however the maturity thereof needs to be progressed before it can be incorporated in the impairment calculations.

Management considered multiple cash flow scenarios in quantifying the recoverable amount of this CGU which is highly sensitive to changes in Brent crude oil prices, the rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude oil and a R1 weakening in the rand/US$ exchange rate will have a positive impact on the recoverable amount of R26,0 billion and R17,2 billion respectively. A 1% increase in SO volumes over the longer term will improve VIU by R1 285 million. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount. A South African WACC rate of 14,5% was applied in estimating the recoverable amount of the CGU.

b)Sasolburg liquid fuels refinery

The Sasolburg liquid fuels refinery remains fully impaired at 30 June 2025 mainly as result of decrease in refining margins. The full amount of costs capitalised during the year on this CGU was impaired. A South African WACC rate of 14,5% was applied in estimating the recoverable amount of the CGU.

c)Production Sharing Agreement (PSA)

The impairment of the PSA at 30 June 2025 is mainly due to a higher WACC rate (derived from the Mozambican WACC rate), a 3% reduction in estimated gas volumes as well as sales prices of oil related products. The increase in WACC rate was largely due to an increase in the Mozambique country risk premium (as calculated by an independent advisory firm) which was influenced by the slowing of the economy, rising inflation and political instability in the country. A 1% increase in the WACC rate results in a R460 million negative impact on the value in use while a 1% decrease in the WACC rate results in a R499 million increase in the value in use. A 5% increase in volumes results in a R1 142 million positive impact on the value in use while a 5% decrease in volumes results in a R1 121 negative impact on the value in use. The recoverable amount of the CGU is R15,6 billion.

d)Exploration Block PT5-C

Exploration block PT5-C is an onshore exploration license in the Inhambane province of Mozambique, adjacent to Sasol’s Petroleum Production Area (PPA) and the PSA acreage. The full impairment of exploration block PT5-C at 30 June 2025 was primarily driven by a decision to pause further development activities associated with the asset and explore alternative opportunities to unlock value. A final investment decision has not been taken on this license.

31 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

e)Sasolburg Chlor-Alkali and PVC

The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year being impaired.

f)Sasolburg Wax

The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year also being impaired.

g)Sasol Italy Care Chemicals (CC)

The additional impairment of the CGU results from continued lower forecasted sales margins, especially in the short-term due to slower recovery of demand and additional global capacity that came online. The CGU is now fully impaired.

h)Sasol China Care Chemicals (CC)

The full impairment on the CGU in 2023 was driven by a combination of lower unit margins and higher costs resulting from the prolonged impact of COVID-19 on China’s economy. Results have increased steadily since 2023 following a reset of the business, volume and earnings projections for the last two years have been achieved and this indicates sustained future performance, supporting an impairment reversal. A WACC rate of 9,9% was applied in estimating the recoverable amount of the CGU. The recoverable amount of the CGU is R3,2 billion.

32 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

Significant impairment/(reversal of impairment) of assets in prior period

Segment and Cash-generating unit		2024
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery

The liquid fuels component of the Secunda reﬁnery was fully impaired at 30 June 2023 as described below. At 31 December 2023 and 30 June 2024, the recoverable amount of the refinery was further negatively impacted after updating feedstock and macroeconomic price assumptions including lower Brent crude prices and product differentials, resulting in the full amount of costs capitalised during the year to be impaired.

		7 803
Sasolburg liquid fuels refinery	The Sasolburg liquid fuels refinery was further impaired and is fully impaired, mainly as a result of the decrease in refining margins.	637
Gas
Production Sharing Agreement (PSA)

At 30 June 2018 an impairment of R1,1 billion was recognised in respect of the PSA asset mainly due to lower sales volumes and weaker long-term macroeconomic assumptions at the time. The asset reached beneficial operation (BO) on the Initial Gas Facility (IGF) with production commencing on 7 May 2024. This enabled excess gas production earlier than initially expected. In addition, increases in both liquid product volumes as well as gas sales prices resulted in the full impairment to be reversed at 30 June 2024.

		(1 143)
Chemicals Africa
Polyethylene	The CGU was further impaired at 30 June 2024 by R4,1 billion mainly due to lower selling prices associated with over supply and reduced demand in the global market.	4 110
Chlor-Alkali and PVC	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year to be impaired. An updated impairment assessment performed at 30 June 2024 did not indicate any further impairments on the CGU.	645
Wax	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year to be impaired.	524
Chemicals America
Ethane value chain (Alc/Alu/EO/EG)

The impairment was driven mainly by the decrease in Ethylene over Ethane margin assumptions and the impact thereof on the downstream ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycols and associated shared assets), in both the short and long term, in addition to the impact of the increase in the WACC rate. Ethylene/ethane margins were lower than previously anticipated since the Ethylene price outlook declined more than the Ethane price outlook. Ethylene prices were lower due to a combination of weak supply/demand fundamentals as well as lower feedstock costs.

		58 942
Chemicals Eurasia
Sasol Italy Care Chemicals	The impairment resulted from an increase in WACC rate as well as lower forecasted sales margins, especially in the short-term due to slower recovery of demand.	2 037
Other (net)¹		1 331
		74 886

1 Relates largely to the Chemicals America and Energy segments

33 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

Significant impairment/(reversal of impairment) of assets in prior period continued

Segment and Cash-generating unit		2023
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery

The liquid fuels component of the Secunda refinery was fully impaired at 30 June 2023 mainly as a result of the Group’s Emission Reduction Roadmap (ERR) to achieve a 30% reduction in greenhouse gas (GHG) emissions by 2030 and comply with the requirements of the National Environmental Management: Air Quality Act, 39 of 2004. The ERR involves the turning down of boilers, implementing energy efficiency projects, reducing coal usage and integrating 1 200 MW of renewable energy into our operations by 2030. With no significant additional gas, which is affordable, to restore volumes back to historic levels, the ERR assumes lower production volumes of 6,7 mt/a post 2030. The increasing cost of coal, capital investment to implement the ERR and cost of compliance were also included in the impairment calculation.

		35 316
Chemicals Africa
Wax	The full impairment on the Wax CGU in Southern Africa was driven by higher cost to procure gas and lower sales volumes and prices due to an increasingly challenging market environment. A WACC rate of 14,66% was applied in estimating the recoverable amount of the CGU.	932
Chemicals Eurasia
China Care Chemicals	The full impairment on the CGU was driven by a combination of lower unit margins and higher costs resulting from the prolonged impact of COVID-19 on China’s economy. A WACC rate of 9,21% was applied in estimating the recoverable amount of the CGU.	876
Chemicals America
Tetramerization

The Tetramerization CGU was impaired in 2019. At 31 December 2022, a sustained improvement in plant reliability resulted in increased volumes available for sale while longer-term contracts signed with several customers improved the overall profitability of the cash-generating unit. A WACC rate of 8,33% was applied in estimating the recoverable amount of the CGU.

		(3 645)
Other (net)		170
		33 649

Areas of judgement:

Determination as to whether, and by how much, an asset, CGU, or group of CGUs is impaired, or whether a previous impairment should be reversed, involves management estimates on highly uncertain matters such as the effects of inflation on operating expenses, discount rates, capital expenditure, carbon tax and related allowances, production profiles and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products. Judgement is also required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes.

The future cash flows were determined using the assumptions included in the latest budget as approved by the Board, which included forecast sales volumes and gross margins. If necessary, these cash flows were then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

When determining value in use, management also applies judgement when assessing whether future capital projects to achieve sustainability and decarbonisation targets are deemed to maintain the same level of economic benefits or whether they enhance the asset’s performance. Generally, the costs incurred relating to the Group’s ERR are considered costs to maintain the current level of economic benefits. Costs incurred to enhance the asset’s performance are not considered in the value in use calculations.

34 Sasol Annual Financial Statements 2025

8	Remeasurement items affecting operating profit continued

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

In support of global efforts to address climate change, South Africa made commitments under the Paris Agreement to further reduce GHG emissions and to contribute to limiting global warming to well below 2°c above pre-industrial levels and to pursue efforts to achieve the 1,5°c temperature goal. The group is targeting a 30% reduction in Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 which will pave the way to a net zero ambition by 2050. In support, Sasol is progressing with the development and implementation of its emission reduction roadmap (ERR) to 2030 with capital and resources allocated to achieve the significant reduction in emissions. Where reasonable, supportable and permissible under the applicable accounting standards, management has included the costs and capital from these initiatives in its cash flow forecasts.

In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025. The South African government has published tax rates up to 2030 for Scope 1 GHG emissions. Post 2030 we assume escalation to US$55/tCO2e by 2050. Significant industry-specific tax-free emissions allowances ranging from 60% to 95% are currently in place to provide current emitters time to transition their operations to cleaner technologies through investments in energy efficiency, renewables, and other low-carbon measures. For our modelling we have assumed the current Basic tax free-allowance is maintained until 31 December 2030 (in line with Phase 2) with a 3 percentage point decrease assumed every 5 years thereafter. Details on the scope of Phase 3 of carbon tax have not yet been finalised post 2030. Management has included its best estimate of any expected applicable carbon taxes payable by the Group.

The implementation of the Climate Change Bill proposed a carbon tax penalty of R640 per ton of CO₂ payable for emissions exceeding carbon budgets. The Climate Change Bill was signed into law by President Cyril Ramaphosa on 18 July 2024 and published as the Climate Change Act, 2022 (Act) on 23 July 2024. However, in terms of section 35 of the Act, it will only come into operation on a date fixed by the President by proclamation in the Government Gazette. The Climate Change Act includes Nationally Determined Contributions (NDCs) – scope 1 CO2e emission reduction ranges for South African for 2025 and 2030. The Department of Fisheries, Forestry and Environment (DFFE) are in the process of rolling out these NDCs to Sectoral Emissions Targets (SETs), which will form the basis for company level carbon budgets. The implementation of the Climate Change Act proposed a carbon tax penalty of R640 per ton of CO₂e payable for emissions exceeding company level carbon budgets. Sasol has participated in a voluntary carbon budget process with the DFFE for the periods 2016-2020 and 2021-2025. The period 2026-2030 will be the first mandatory period for carbon budget reporting. A penalty is included in the impairment assessment to the extent that the Group expects its scope 1 GHG emissions to exceed its estimated carbon budget from calendar year 2026, The expected carbon tax penalty rate was subsequently escalated by CPI from a pricing perspective. However, based on the assumed budget allowance and company scope 1 GHG emissions pathway, penalties are likely to start from financial year 2039. This assumption will be monitored and updated when the carbon budget process and relevant legislation are finalised and implemented.

Climate change and the transition to a lower carbon economy are also likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of the group’s property, plant and equipment and other non-current assets. Management has updated its best estimate of oil price assumptions used in determining the recoverable amounts of its CGUs in June 2025. The revised estimates reflect lower real oil price in the longer term as demand is expected to decrease as the transition to a lower carbon economy progresses. The energy transition may impact demand for certain refined products in the future.

Management will continue to review price assumptions as the energy transition progresses and this may result in impairment charges or reversals in the future.

35 Sasol Annual Financial Statements 2025

8Remeasurement items affecting operating profit continued

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the Group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets.

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset or CGU is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The Group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

36 Sasol Annual Financial Statements 2025

8Remeasurement items affecting operating profit continued

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss, including any FCTR reclassified, is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any gain or loss on disposal will comprise that attributed to the portion disposed of and the remeasurement of the portion retained.

TAXATION

9	Taxation

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		3 759	8 128	10 271
current year¹		4 389	8 212	10 671
prior years²		(630)	(84)	(400)
Foreign tax		2 024	2 028	2 654
current year		2 055	2 045	2 507
global minimum top-up tax³		19	—	—
prior years		(50)	(17)	147

Income tax	10	5 783	10 156	12 925
Deferred tax – South Africa	11	(336)	709	(4 721)
current year⁴		(152)	570	(5 687)
prior years		(184)	139	966

Deferred tax – foreign	11	(891)	(1 126)	(3 023)
current year⁵		(496)	(1 031)	(2 845)
prior years		(51)	(102)	(172)
tax rate change⁶		(344)	7	(6)
		4 556	9 739	5 181
1	The decrease in 2025 mainly relates to reduced taxable profits.
2	Mainly relates to Section 12L allowances in South Africa.
3	2025 is in respect of Pillar Two that introduced a 15% global minimum effective tax rate for large multi-national entities. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax.
4	2025 decrease due to impairments recognised in the current year, 2023 also related to impairment.
5	The decrease in the current year relates mainly to the non-recoverability of a deferred tax asset previously recognised on tax losses in Italy to the amount of R1,6 billion, partially offset by the impact of current year impairments and tax loss mainly in the US.
6	Relates mainly to Louisiana (US) tax rate reduction that was recently enacted.

37 Sasol Annual Financial Statements 2025

9	Taxation continued

Uncertain tax positions

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

Sasol Financing International (SFI)/South African Revenue Services (SARS)

As reported previously, SARS conducted an audit over a number of years on SFI, which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. A contingent liability of R3,0 billion (including interest and penalties) is reported in respect of this matter as at 30 June 2025.

SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court. In parallel Sasol launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. The two review applications were heard in the High Court in November 2022 and on 1 August 2023, the High Court handed down its decision dismissing both the SFI review applications. SFI filed an application for leave to appeal the High Court decision. On 20 September 2024 the High Court granted SFI’s application for leave to appeal the High Court decision to the Supreme Court of Appeal. A hearing date for this appeal will be set in due course. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

38 Sasol Annual Financial Statements 2025

9	Taxation continued

	2025	2024	2023
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	27,0	27,0	27,0
Increase/(decrease) in rate of tax due to:
disallowed expenditure¹	13,4	(2,3)	6,1
disallowed share-based payment expenses	0,2	(0,1)	0,2
different tax rates²	2,5	(7,9)	3,1
tax losses not recognised³	11,8	(49,6)	4,8
translation differences⁴	—	—	4,3
other adjustments⁵	2,1	—	2,1
(Decrease)/increase in rate of tax due to:
exempt income⁶	(3,8)	0,2	(2,7)
share of profits of equity accounted investments⁷	(3,6)	1,4	(4,9)
utilisation of tax losses	(1,7)	0,8	(0,7)
investment incentive allowances	(0,3)	0,2	(1,3)
translation differences	(0,1)	0,4	—
capital gains and losses	(0,1)	—	(0,2)
change in corporate income tax rate⁹	(2,8)	—	—
prior year adjustments⁸	(7,5)	—	(2,1)
other adjustments⁵	—	1,7	—
Effective tax rate	37,1	(28,2)	35,7
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest, project costs, as well as non-deductible impairments.
2	Mainly relates to the lower tax rate in the US (23%) and the higher tax rate for Sasol Petroleum Temane Limitada in Mozambique (32%) on higher taxable income.
3	2025 mainly relates to the reversal of Sasol Italy’s deferred tax asset previously recognised on historical tax losses, as well as current tax losses, as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully utilise these losses. 2024 relates to a partial reversal of the US deferred tax asset.
4	2023 impacted by a translation difference of R845 million arising from exchange rates applied by SARS at the date of the 2022 assessment.
5	2025 mainly due to Sasol Italy reversal of deferred tax asset on temporary differences, as well as Sasol China impairment reversal. Included in 2024 is the impact of the reversal of the 2018 impairment in Sasol Petroleum Temane Limited.
6	2025 relates mainly to proceeds on disposal of Uzbekistan GTL that reached specified capacity per agreement. 2023 mainly related to Italian tax credit for energy and gas consuming companies and FCTR reclassified on the liquidation of businesses.
7	Mainly relates to share of profits from ORYX GTL Limited and The Republic of Mozambique Pipeline Investment Company (Pty) Ltd.
8	2025 mainly related to Section 12L allowances claimed in South Africa relating to prior years.
9	Relates mainly to Louisiana (US) tax rate reduction that was recently enacted.

39 Sasol Annual Financial Statements 2025

10	Tax paid

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts payable at beginning of year		652	1 465	2 410
Net interest and penalties on tax		(81)	(12)	(5)
Income tax per income statement	9	5 783	10 156	12 925
Foreign exchange differences recognised in income statement		(3)	(10)	104
Translation of foreign operations		21	(15)	(17)
		6 372	11 584	15 417
Net tax receivable/(payable) per statement of financial position¹		921	(652)	(1 465)
tax payable		(636)	(1 108)	(1 876)
tax receivable		1 557	456	411

Per the statement of cash flows		7 293	10 932	13 952
Comprising
Normal tax
South Africa		5 351	7 939	11 500
Foreign		1 942	2 993	2 452
		7 293	10 932	13 952

1Decrease in tax payable mainly due to lower taxable income in South Africa.

11	Deferred tax

		2025	2024
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(31 988)	(32 422)
Current year charge		(1 164)	(292)
per the income statement	9	(1 227)	(417)
per the statement of comprehensive income		63	125
Foreign exchange differences recognised in income statement		14	26
Translation of foreign operations		813	700
Balance at end of year		(32 325)	(31 988)

Comprising
Deferred tax assets		(35 803)	(37 193)
Deferred tax liabilities		3 478	5 205
		(32 325)	(31 988)

40 Sasol Annual Financial Statements 2025

11Deferred tax continued

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. We anticipate sufficient taxable profits to be generated in future to recover the deferred tax asset against. The US and SA tax losses do not expire. The deferred tax asset mainly relate to the US and it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. This is supported by approved financial forecasts.

	2025	2024
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	(4 564)	(4 193)
United States of America	(27 426)	(25 608)
Germany	1 087	964
Mozambique	(1 410)	(1 567)
Other	(12)	(1 584)
	(32 325)	(31 988)
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	17 102	14 768
Right of use assets	1 573	1 677
Current assets	(1 396)	(1 216)
Short- and long-term provisions	(3 672)	(4 284)
Calculated tax losses	(39 896)	(39 666)
Financial liabilities	374	225
Lease liabilities	(2 979)	(2 922)
Other¹	(6 909)	(5 775)
	(35 803)	(37 193)
Net deferred tax liabilities:
Property, plant and equipment	5 054	6 833
Right of use assets	461	490
Current assets	129	138
Short- and long-term provisions	(2 116)	(1 928)
Calculated tax losses	(8)	(4)
Financial liabilities	107	106
Lease liabilities	(501)	(543)
Other	352	113
	3 478	5 205

1Other mainly relates to the US interest expense limitation carry forward of R6,1 billion (2024: R5,0 billion).

41 Sasol Annual Financial Statements 2025

11Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the Group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2025	2024
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	331 602	326 354
Utilised against the deferred tax balance	(211 270)	(209 025)
Not recognised as a deferred tax asset	120 332	117 329
Calculated tax losses carried forward that have not been recognised:*
Expiry between one and five years	575	—
Expiry thereafter	8 066	1 395
Indefinite life	111 691	115 934
	120 332	117 329
*

Mainly US deferred tax asset previously recognised on tax losses; the deferred tax asset was reversed in 2024 as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully recover the deferred tax asset. Refer to note 9.

Areas of judgement:

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations and Sasol Financing International Limited. These losses do not expire. The assumptions used in estimating future taxable profits are consistent with the main assumptions disclosed in note 8. Where appropriate, the expected impact of climate change was considered in estimating the future taxable profits. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

42 Sasol Annual Financial Statements 2025

11Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the Group.

	2025	2024
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	33 594	34 256
Europe	23 745	22 766
Rest of Africa	3 523	3 903
Other	6 326	7 587

Tax effect if remitted	798	795
Europe	457	458
Rest of Africa	282	312
Other	59	25

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2025	2024
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	90 913	84 328
Maximum withholding tax payable by shareholders if distributed to individuals	18 183	16 866

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax payable by Sasol.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

43 Sasol Annual Financial Statements 2025

Sources of capital

Equity	45

Share capital	45

Funding activities and facilities	46

Long-term debt	46

Leases	49

Short-term debt	52

44 Sasol Annual Financial Statements 2025

EQUITY

12	Share capital

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)¹	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2025	2024	2023
Authorised
Sasol ordinary shares of no par value²	1 127 690 590	1 127 690 590	1 127 690 590
Sasol BEE ordinary shares of no par value³	158 331 335	158 331 335	158 331 335
	1 286 021 925	1 286 021 925	1 286 021 925
Issued
Shares issued at beginning of year	648 475 104	640 667 612	635 676 817
Issued in terms of the employee share schemes	900 000	7 807 492	4 990 795
Shares issued at end of year	649 375 104	648 475 104	640 667 612
Comprising
Sasol ordinary shares of no par value	643 043 757	642 143 757	634 336 265
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	649 375 104	648 475 104	640 667 612
Unissued shares
Sasol ordinary shares of no par value	484 646 833	485 546 833	493 354 325
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	636 646 821	637 546 821	645 354 313
1	At 30 June 2025, treasury shares amounted to 10 326 749 (2024: 13 055 335; 2023: 10 373 430), comprising largely of shares held by the Sasol Foundation Trust and unallocated shares issued in terms of the employee share scheme.
2	At Sasol’s General meeting held on 17 November 2023 a special resolution was passed authorising management to issue up to a maximum of 53 000 000 Sasol Ordinary Shares for purposes of the conversion of the Convertible Bonds. Refer to note 13.
3	A Sasol BEE Ordinary Share (SOLBE1) is a Sasol ordinary share that trades on the Empowerment Segment of the JSE. The SOLBE1 shares may only be sold to and bought by “BEE Compliant Persons” as defined by the DTI codes. SOLBE1 shareholders are entitled to the same dividends as Sasol Ordinary Shareholders.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity.

45 Sasol Annual Financial Statements 2025

FUNDING ACTIVITIES AND FACILITIES

13	Long-term debt

	2025	2024
Reclassified*
for the year ended 30 June	Rm	Rm
Total long-term debt	102 645	117 031
Short-term portion*	(14 091)	(13 160)
Long-term portion*	88 554	103 871
Analysis of long-term debt
At amortised cost
Unsecured debt	103 037	117 559
Unamortised loan costs	(392)	(528)
	102 645	117 031
Reconciliation
Balance at beginning of year	117 031	124 068
Loans raised¹	471	30 692
Loans repaid²	(14 060)	(35 468)
Interest accrued	1 505	1 551
Amortisation of loan costs	126	161
Translation of foreign operations	(2 428)	(3 973)
Balance at end of year	102 645	117 031
Interest-bearing status
Interest-bearing debt	102 645	117 031
Maturity profile
Within one year	14 091	13 160
One to five years	72 309	87 629
More than five years	16 245	16 242
	102 645	117 031
*	Prior year numbers have been reclassified on adoption of the amendments to IAS 1, refer to note 1.
1	2024 relates mainly R2,4 billion raised under the new DMTN programme and US$1,5 billion (R27 billion) that was drawn under the Revolving Credit Facility (RCF).
2	2025 mainly relates to partial repayment of the RCF of R13 billion. In October 2024 US$0,3 billion (R5,4 billion) was repaid and in June 2025 US$0,4 billion (R7,1 billion) was repaid. 2024 relates mainly to the US$1,5 billion (R28 billion) US Dollar bond that was repaid in March 2024, as well as partial settlements of US$0,3 billion (R5,5 billion) in May and June 2024 on the RCF.

46 Sasol Annual Financial Statements 2025

13	Long-term debt continued

				2025				2024
					Total			Utilised
			Interest	Contract	Rand	Available	Utilised	facilities
			rate	amount	equivalent	facilities	facilities	Reclassified*
for the year ended 30 June	Expiry date	Currency	%	million	Rm	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)	None	Rand	3 month Jibar + 1,42% - 1,59%	15 000	15 000	10 566	4 434	4 434
Commercial banking facilities	None	Rand	**	7 450	7 450	7 450	—	—
Revolving credit facility¹	April 2030	US dollar	SOFR+ Credit Adj +1,45%	1 987	35 269	26 394	8 875	21 831
Debt arrangements
US Dollar Bond²	September 2026	US dollar	4,38%	650	11 538	—	11 538	11 825
US Dollar Convertible Bond³	November 2027	US dollar	4,50%	750	13 313	—	13 313	13 644
US Dollar Bond²	September 2028	US dollar	6,50%	750	13 313	—	13 313	13 644
US Dollar Bond²	May 2029	US dollar	8,75%	1 000	17 750	—	17 750	18 193
US Dollar term loan	April 2030	US dollar	SOFR+ Credit Adj +1,65%	982	17 439	—	17 439	17 874
US Dollar Bond²	March 2031	US dollar	5,50%	850	15 088	—	15 088	15 464
Other Sasol businesses
Specific project asset finance
Energy – Clean Fuels II (Natref)	Various	Rand	Various	1 266	1 266	—	1 266	966
Other		Various	Various	—	—	—	707	909
						44 410	103 723	118 784
Available cash excluding restricted cash						38 422
Total funds available for use						82 832
Accrued interest							1 505	1 551
Unamortised loan cost							(392)	(528)
Cumulative fair value gains and foreign exchange movements on convertible bond and embedded derivative financial liability							(1 517)	(2 030)
Total debt including accrued interest and unamortised loan cost							103 319	117 777
Comprising
Long-term debt*							88 554	103 871
Short-term debt*							14 757	13 726
Short-term debt							666	566
Short-term portion of long-term debt							14 091	13 160
Bank overdraft							1	121
Convertible bond derivative financial liability							7	59
							103 319	117 777
*	Prior year numbers have been reclassified on adoption of the amendments to IAS 1, refer to note 1.

47 Sasol Annual Financial Statements 2025

13	Long-term debt continued

**Interest rate only available when funds are utilised.

1	In October 2024 US$0,3 billion (R5,4 billion) was repaid on the RCF and another US$0,4 billion (R7,1 billion) was repaid in June 2025.
2	Included in this amount is the US$3,25 billion (R57,7 billion) bonds with fixed interest rates of between 4,38% and 8,75% which are listed and is recognised in Sasol Financing USA LLC (SFUSA), a 100% owned subsidiary of the Group. Sasol Limited has fully and unconditionally guaranteed the bonds. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary, SFUSA, by dividend or loan.
3	The convertible bond have a principal amount of US$750 million and contain conversion rights exercisable by the bond holders at any time before maturity of the bond on 8 November 2027. The convertible bond pay a coupon of 4,5% per annum, payable semi-annually in arrears and in equal instalments on 8 May and 8 November of each year. The convertible bond can be settled in cash, Sasol ordinary shares, or any combination thereof at the election of Sasol. The conversion price (initially set at US$20,39) is subject to standard market anti-dilution adjustments, including, among other things, dividends paid by Sasol. The conversion price at 30 June 2025 was US$18,79 (30 June 2024: US$18,79).

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost using the effective interest rate method. Debt is classified as short-term unless the borrowing entity has a right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified. The convertible bond is a hybrid financial instrument consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond (‘the bond component’); and a conversion feature which is accounted for as an embedded derivative financial liability. The bond component was recognised at fair value at inception date. The fair value was determined by subtracting the fair value attributable to the embedded derivative from the fair value of the combined instrument. The bond component is measured subsequently at amortised cost using the effective interest rate of 8,5%. The option component is recognised as a derivative financial liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position in long-term financial liabilities.

The bond component and related embedded derivative are classified as current liabilities as the holders may convert at any time.

Refer to note 35 for the accounting policies relating to embedded derivatives.

48 Sasol Annual Financial Statements 2025

14	Leases

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2023	127	4 712	6 845	1	11 685
Cost	333	8 264	13 174	4	21 775
Accumulated depreciation and impairment	(206)	(3 552)	(6 329)	(3)	(10 090)
Additions	11	1 274	1 559	—	2 844
Modifications and reassessments	(6)	(13)	882	—	863
Translation of foreign operations	(5)	(45)	(191)	—	(241)
Terminations	—	(99)	(57)	—	(156)
Current year depreciation charge	(10)	(627)	(1 840)	(1)	(2 478)
Impairment of right of use assets (note 8)	—	(101)	(65)	—	(166)
Carrying amount at 30 June 2024	117	5 101	7 133	—	12 351
Cost	326	8 919	14 647	—	23 892
Accumulated depreciation and impairment	(209)	(3 818)	(7 514)	—	(11 541)
Additions	13	868	1 072	—	1 953
Modifications and reassessments	—	35	654	—	689
Reclassification to assets	—	—	(129)	—	(129)
Translation of foreign operations	7	28	(25)	—	10
Terminations	(17)	(5)	(132)	—	(154)
Current year depreciation charge	(8)	(553)	(1 942)	—	(2 503)
Net impairment of right of use assets (note 8)	142	(352)	(173)	—	(383)
Carrying amount at 30 June 2025	254	5 122	6 458	—	11 834
Cost	305	9 840	14 740	—	24 885
Accumulated depreciation and impairment	(51)	(4 718)	(8 282)	—	(13 051)

		2025	2024
for the year ended 30 June	Note	Rm	Rm
Lease liabilities
Total long-term lease liabilities		15 177	15 173
Short-term portion (included in short-term debt)	15	2 183	2 264
		17 360	17 437
Reconciliation
Balance at beginning of year		17 437	16 297
New lease contracts		1 928	2 884
Payments made on lease liabilities		(3 077)	(2 698)
Modifications and reassessments		685	865
Interest accrued		530	520
Termination of lease liability		(168)	(155)
Translation of foreign operations		25	(276)
Balance at end of year		17 360	17 437

49 Sasol Annual Financial Statements 2025

14Leases continued

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 669	1 557	1 451
Expense relating to short-term leases*	634	626	596
Expense relating to leases of low-value assets that are not shown above as short-term leases*	73	82	87
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	55	56	49
Amounts recognised in statement of cash flows
Total cash outflow on leases	4 978	4 499	4 159
*	Included in cash paid to suppliers and employees in the statement of cash flows.

The Group leases a number of assets as part of its activities. These primarily include corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose such assets are used. In performing this assessment, the Group considers decision-making rights that will affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the Group applies is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

The range of incremental borrowing rates of lease contracts entered into during the year are as follows:

Southern Africa	9,00 – 14,83% (2024: 11,09 – 15,59%)
North America	6,37 – 7,34% (2024: 7,86 – 9,22%)
Eurasia	2,46 – 7,78% (2024: 3,35 – 14,89%)

50 Sasol Annual Financial Statements 2025

14	Leases continued

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

51 Sasol Annual Financial Statements 2025

14	Leases continued

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in note 8 on Remeasurement items affecting profit or loss.

Where the Group transfers control of an asset to another entity (buyer-lessor) and leases that same asset back from the buyer-lessor, the Group derecognises the underlying asset and recognises a right-of-use asset at the proportion of the previous carrying amount of the transferred asset that relates to the right of use retained by the Group. The Group also recognises a lease liability measured at the present value of all expected future lease payments with the resulting gain or loss being included in remeasurement items.

15	Short-term debt

		2025	2024
			Reclassified*
for the year ended 30 June	Note	Rm	Rm
Short-term debt		666	566
Short-term portion of
long-term debt¹	13	14 091	13 160
lease liabilities	14	2 183	2 264
		16 940	15 990

*Prior year numbers have been reclassified on adoption of the amendments to IAS 1, refer to note 1.

1	At 30 June 2025, the short-term portion of long-term debt mainly relates to the convertible bond.

52 Sasol Annual Financial Statements 2025

Capital allocation and utilisation

53 Sasol Annual Financial Statements 2025

INVESTING ACTIVITIES

16	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2023	4 592	11 258	169 176	14 009	26 437	225 472
Cost	5 023	24 252	399 595	53 259	26 437	508 566
Accumulated depreciation and impairment	(431)	(12 994)	(230 419)	(39 250)	—	(283 094)
Additions	—	14	683	354	29 514	30 565
to sustain existing operations	—	14	676	250	23 245	24 185
to expand operations	—	—	7	104	6 269	6 380
Reduction in rehabilitation provisions capitalised	—	—	(47)	(493)	(189)	(729)
Finance costs capitalised	—	—	—	—	1 644	1 644
Assets capitalised or reclassified	—	744	13 367	3 541	(17 997)	(345)
Reclassification to held for sale	(6)	—	119	—	9	122
Translation of foreign operations	(148)	(341)	(4 768)	—	(171)	(5 428)
Disposals and scrapping	(3)	(31)	(349)	(6)	(493)	(882)
Current year depreciation charge	—	(531)	(10 391)	(1 945)	—	(12 867)
Net impairment of property, plant and equipment (note 8)	(196)	(237)	(67 450)	(1 024)	(5 056)	(73 963)
Carrying amount at 30 June 2024	4 239	10 876	100 340	14 436	33 698	163 589
Cost	4 849	24 248	398 678	56 164	33 698	517 637
Accumulated depreciation and impairment	(610)	(13 372)	(298 338)	(41 728)	—	(354 048)
Additions	—	2	511	295	25 000	25 808
to sustain existing operations	—	2	505	244	22 062	22 813
to expand operations	—	—	6	51	2 938	2 995
Reduction in rehabilitation provisions capitalised (note 29)	—	—	—	—	(212)	(212)
Finance costs capitalised	—	—	—	—	1 883	1 883
Assets capitalised or reclassified	—	1 260	16 324	3 509	(21 059)	34
Reclassification from/(to) held for sale	47	(6)	(7)	—	—	34
Translation of foreign operations	(78)	(67)	(831)	—	132	(844)
Disposals and scrapping	(1)	(13)	(242)	(40)	(528)	(824)
Current year depreciation charge	—	(609)	(8 243)	(2 335)	—	(11 187)
Net impairment of property, plant and equipment (note 8)	(124)	320	(5 572)	(4 218)	(10 646)	(20 240)
Carrying amount at 30 June 2025	4 083	11 763	102 280	11 647	28 268	158 041
Cost	4 838	24 849	408 717	59 169	28 268	525 841
Accumulated depreciation and impairment	(755)	(13 086)	(306 437)	(47 522)	—	(367 800)

*Includes intangible assets and exploration and evaluation assets under construction.

54 Sasol Annual Financial Statements 2025

16	Property, plant and equipment continued

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	25 808	30 565	30 943
Adjustments for non-cash items	(463)	(491)	(217)
movement in environmental provisions capitalised	(264)	(473)	(50)
Reduction in capital project pre-payment	(191)	—	—
Rig leases	(10)	—	—
Area A5-A receivable	2	(18)	(167)
Per the statement of cash flows	25 345	30 074	30 726

	2025	2024
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific Board approval has been obtained. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	45 106	50 551
Authorised but not yet contracted for	21 015	26 897
Less expenditure to the end of year	(38 700)	(42 057)
	27 421	35 391

to sustain existing operations	25 012	29 988
to expand operations	2 409	5 403
Estimated expenditure
Within one year	20 634	24 796
One to five years	6 787	10 595
	27 421	35 391

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2025	2024	2025	2024
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	5 972	9 362	6 977	7 239
Environmental projects	Various	Various	1 025	5 102	2 569	3 143
Clean fuels II	Various	Fuels	1 642	1 960	1 271	1 495
Projects to expand operations
Exploration and development	Mozambique	Gas	1 779	3 422	3 309	6 475

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and the impact of climate change and therefore requires a significant degree of judgement to be applied by management. The remaining useful lives of property, plant and equipment have been reassessed considering the Group’s targeted reduction in GHG emissions and remain appropriate.

55 Sasol Annual Financial Statements 2025

16Property, plant and equipment continued

The following depreciation rates apply in the Group:

Buildings and improvements	1 - 17%, units of production over life of related reserve base
Retail convenience centres (included in buildings and improvements)	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets (included in mineral assets)	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. The natural oil and gas reserves are calculated using a methodology designed to be compliant with SEC Regulations S-K and FASB ASC 932.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. The proved and probable reserves are determined using the SAMREC code. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Assets under construction

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

56 Sasol Annual Financial Statements 2025

16Property, plant and equipment continued

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 7,4% (2024 – 7,3%) is calculated as the weighted average of the interest rates applicable to the borrowings of the Group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

17	Long-term receivables and prepaid expenses

	2025	2024
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 635	3 716
Impairment of long-term receivables*	(83)	(156)
Short-term portion	(668)	(509)
	2 884	3 051
Long-term prepaid expenses[1]	659	979
	3 543	4 030
Comprising:
Long-term receivables (interest-bearing) - joint operations	1 086	879
Long-term loans	1 798	2 172
	2 884	3 051
1	Includes non-cash movement of R145 million (2024: R758 million) related to an electricity supply contract at our Secunda Operations.

The majority of movements in long-term receivables are cash movements including loans granted of R431 million (2024 - R298 million) and repayments of R511 million (2024 – R357 million).

*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 35.2 for detail on the impairments recognised.

57 Sasol Annual Financial Statements 2025

18	Equity accounted investments

At 30 June, the Group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2025	2024
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	8 530	10 379
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	400	321
Associates
Enaex Africa (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	23	562	483
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	20	2 737	2 823
Other equity accounted investments			Various	730	736
Carrying value of investments				12 959	14 742

There are no significant restrictions on the ability of the joint ventures or associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

	2025	2024
for the year ended 30 June	Rm	Rm
Summarised financial information for the Group’s share of equity accounted investments which are not material*
Operating profit	233	181
Profit before tax	284	211
Taxation	(109)	(64)
Profit for the year*	175	147
Other comprehensive income	13	57
*	The financial information provided represents the Group’s share of the results of the equity accounted investments.

58 Sasol Annual Financial Statements 2025

18	Equity accounted investments continued

	2025	2024
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific Board approval has been obtained up to the reporting date. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	2 188	3 579
Authorised but not yet contracted for	491	852
Less: expenditure to the end of year	(1 731)	(2 963)
	948	1 468

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the Group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL and ROMPCO are considered to be material as they are closely monitored by and reported on to the decision makers and are considered to be strategically material investments.

59 Sasol Annual Financial Statements 2025

18	Equity accounted investments continued

Summarised financial information for the Group’s material equity accounted investments

In accordance with the Group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the Group’s material joint venture and associate. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

Joint venture
ORYX GTL Limited
	2025	2024
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets*	17 784	14 985
Deferred tax asset	490	1 218
Cash and cash equivalents	861	1 147
Other current assets	6 833	6 416
Total assets	25 968	23 766
Non-current liabilities	6 602	778
Current liabilities	1 350	1 807
Tax payable	608	—
Total liabilities	8 560	2 585
Net assets	17 408	21 181
Summarised income statement
Turnover	14 475	10 871
Depreciation and amortisation	(3 316)	(2 106)
Other operating expenses	(7 728)	(5 263)
Operating profit before interest and tax	3 431	3 502
Finance income	49	178
Finance cost	(189)	(46)
Profit before tax	3 291	3 634
Taxation	(1 357)	(1 286)
Profit and total comprehensive income for the year	1 934	2 348
The Group’s share of profits of equity accounted investment	948	1 151
49% share of profit before tax	1 613	1 781
Taxation	(665)	(630)

Reconciliation of summarised financial information
Net assets at the beginning of the year	21 181	21 824
Earnings before tax for the year	3 291	3 634
Taxation	(1 357)	(1 286)
Foreign exchange differences	(440)	(767)
Dividends paid**	(5 267)	(2 224)
Net assets at the end of the year	17 408	21 181
Carrying value of equity accounted investment	8 530	10 379
*	Non current assets mainly include property plant and equipment.
**	In 2025 ORYX GTL Limited declared a dividend of R5,3 billion (R2,2 billion in 2024).

The year-end for ORYX GTL Limited is 31 December, however the Group uses the financial information at 30 June.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

60 Sasol Annual Financial Statements 2025

18	Equity accounted investments continued

	Associate
	The Republic of
	Mozambique Pipeline
	Investment Company
	(Pty) Ltd (ROMPCO)**
	2025	2024
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets*	2 658	4 570
Cash and cash equivalents	964	1 051
Other current assets	2 219	721
Total assets	5 841	6 342
Non-current liabilities	514	659
Current liabilities	220	162
Tax payable	166	501
Total liabilities	900	1 322
Net assets	4 941	5 020
Summarised income statement
Turnover	4 777	4 800
Depreciation and amortisation	(651)	(622)
Other operating expenses	(442)	(437)
Operating profit before interest and tax	3 684	3 741
Finance income	231	169
Finance cost	(17)	(15)
Profit before tax	3 898	3 895
Taxation	(1 051)	(1 247)
Profit and total comprehensive income for the period	2 847	2 648
The Group’s share of profits of equity accounted investment
20% share of profit before tax	780	779
Taxation	(210)	(249)
	570	530
Amortisation of fair value adjustment on acquisition of investment	(70)	(70)
Share of profits of equity accounted investment	500	460
Reconciliation of summarised financial information
Net assets at the beginning of the year	5 020	4 672
Earnings before tax for the year	3 898	3 895
Taxation	(1 051)	(1 247)
Dividends paid	(2 926)	(2 300)
Net assets at the end of the year	4 941	5 020
Carrying value of equity accounted investment	2 737	2 823
Historical net asset value	988	1 004
Group’s share of fair value adjustment on acquisition of investment	1 749	1 819
*	Non current assets mainly include property plant and equipment.
**	Based on management accounts.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

61 Sasol Annual Financial Statements 2025

18Equity accounted investments continued

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Transactions with joint ventures
Total sales and services rendered from subsidiaries to joint ventures	335	3	743
Total purchases by subsidiaries from joint ventures	10	18	7
Transactions with associates
Total sales and services rendered from subsidiaries to associates	2 214	2 574	2 924
Total purchases by subsidiaries from associates	3 991	4 332	3 441

The amounts have been disaggregated and reported separately between joint ventures and associates.

Accounting policies:

The financial results of associates and joint ventures are included in the Group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

19	Interest in joint operations

At 30 June, the Group’s interest in material joint operations were:

			% of equity owned
			2025	2024
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC (LIP JV)	United States of America	Manufactures ethylene and polyethylene chemicals. The joint operation with LyondellBasell operates as a tolling arrangement. Sasol retains control of our portion of the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Equistar, a subsidiary of LyondellBasell, acts as an independent agent, for a fee, to exclusively market and sell all of Sasol’s Linear low-density polyethylene and Low-density polyethylene produced by the joint operation to customers.	50	50
National Petroleum Refiners of South Africa (Pty) Ltd (Natref)	South Africa	Inland refinery that uses crude oil to produce liquid fuels. Natref is a joint venture between Sasol and the PRAX Group. During the year, TotalEnergies disposed of its interest in the joint operation to the PRAX Group, resulting in a change in the joint arrangement’s shareholder structure.	64	64

62 Sasol Annual Financial Statements 2025

19	Interest in joint operations continued

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

			Total	Total
	LIP JV	Natref	2025	2024
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	25 696	—	25 696	26 495
External current assets	1 547	777	2 324	1 842
Intercompany current assets	209	3	212	104
Total assets	27 452	780	28 232	28 441
Shareholders’ equity	25 900	(4 294)	21 606	22 673
Long-term liabilities	32	3 600	3 632	3 082
Interest-bearing current liabilities	6	104	110	90
Non-interest-bearing current liabilities	1 091	599	1 690	1 858
Intercompany current liabilities	423	771	1 194	738
Total equity and liabilities	27 452	780	28 232	28 441

At 30 June 2025, the Group’s share of the total capital commitments of joint operations amounted to R2 003 million (2024 – R1 383 million).

Accounting policies:

The Group recognises its share of any jointly held or incurred assets, liabilities, revenues and expenses along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. These have been incorporated in the financial statements under the appropriate headings.

63 Sasol Annual Financial Statements 2025

20	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside of South Africa. The following table presents each of the Group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2025.

There are no significant restrictions on the ability of the Group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2025	2024
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the Group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2025	2024
Significant operating subsidiaries
Indirect
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	100

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The Group subsidiaries with non-controlling interests, Sasol Oil (Pty) Ltd and Sasol Mining (Pty) Ltd, however none of them were material to the Statement of financial position.

64 Sasol Annual Financial Statements 2025

20	Interest in significant operating subsidiaries continued

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the Group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve until there is a disposal of the foreign operation. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal and included in remeasurement items.

65 Sasol Annual Financial Statements 2025

WORKING CAPITAL

21	Inventories

	2025	2024
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	5 087	5 624
Process material	3 326	2 865
Maintenance materials	8 504	7 754
Work in progress	2 827	3 012
Manufactured products	21 669	21 104
Consignment inventory	380	360
	41 793	40 719

A net realisable value write-down of R171 million was recognised in 2025 (2024 – R370 million; 2023 – R948 million).

Inventory of R2 981 million (2024 – R2 248 million) is held at net realisable value. This relates mainly to manufactured products.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

66 Sasol Annual Financial Statements 2025

22	Trade and other receivables

	2025	2024
for the year ended 30 June	Rm	Rm
Trade receivables	30 370	28 313
Other receivables (financial assets)[1]	5 333	3 480
Related party receivables	378	349
third parties	53	29
equity accounted investments	325	320
Impairment of trade and other receivables*	(901)	(870)
	35 180	31 272
Other receivables (non-financial assets)	89	259
Duties recoverable from customers	92	214
Prepaid expenses and other	1 995	1 553
Value added tax	2 730	3 235
	40 086	36 533
1

Other receivables include a receivable of R1,4 billion for the proceeds on disposal of Uzbekistan GTL that reached specified capacity per sales agreement. This receivable is measured at fair value through profit or loss.

*Impairment of trade and other receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 35 for detail on the impairments recognised.

No individual customer represents more than 10% of the Group’s trade receivables.

Collateral

The Group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. Other receivables that fail the business model and solely payments of principal and interest tests are classified at fair value through profit or loss. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit or loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

67 Sasol Annual Financial Statements 2025

23	Trade and other payables

	2025	2024
for the year ended 30 June	Rm	Rm
Trade payables[1]	28 272	24 972
Capital project related payables[2]	284	861
Accrued expenses	3 914	4 045
Other payables (financial liabilities)	1 757	2 080
Related party payables	530	593
third parties	20	25
equity accounted investments	510	568

	34 757	32 551
Other payables (non-financial liabilities)[3]	8 586	7 664
Duties payable to revenue authorities	3 866	3 632
Value added tax	202	351
	47 411	44 198
1	The increase in trade payables mainly relate to higher material and utility cost.
2	Decrease mainly due to the development cost on the Production Sharing Agreement project in Mozambique nearing completion.
3	Other payables (non-financial liabilities) include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

24	Decrease/(increase) in working capital

	2025	2024	2023
	Rm	Rm	Rm
(Increase)/decrease in inventories	(457)	(54)	1 913
(Increase)/decrease in trade receivables	(1 114)	(3 094)	9 002
Increase/(decrease) in trade payables	2 847	(1 693)	(2 865)
Decrease/(increase) in working capital	1 276	(4 841)	8 050

Movements exclude non-cash movements and translation effects.

68 Sasol Annual Financial Statements 2025

CASH MANAGEMENT

25	Cash and cash equivalents

	2025	2024
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	38 423	42 967
Restricted cash and cash equivalents	2 627	2 416
	41 050	45 383
Bank overdraft	(1)	(121)
Per the statement of cash flows	41 049	45 262
Cash by currency
Rand	28 480	28 548
Euro	2 258	3 902
US dollar	9 023	11 859
Other currencies	1 288	953
	41 049	45 262

Included in restricted cash and cash equivalents are cash in respect of various special purpose entities and joint operations in the Group for use within those entities.

Accounting policies:

Cash includes cash on hand and demand deposits that can be withdrawn at any time without prior notice or penalty.

Cash equivalents include short-term highly liquid investments with a maturity period of three months or less at date of purchase and money market funds that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the Group, including amounts held in escrow, trust or other separate bank accounts.

Cash, cash equivalents and cash restricted for use are stated at carrying amount which is deemed to be fair value.

Bank overdrafts that are repayable on demand and that are integral to the Group’s cash management are offset against cash and cash equivalents in the statement of cash flows.

The Statement of cash flows is presented on the direct method. Notes are supplied as supplemental information to the Statement of cash flows. Finance income received, finance costs paid and dividends received and paid are presented under operating activities in the Statement of cash flows.

26	Cash generated by operating activities

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	27	46 527	57 162	56 587
Decrease/(increase) in working capital	24	1 276	(4 841)	8 050
		47 803	52 321	64 637

69 Sasol Annual Financial Statements 2025

27	Cash flow from operations

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings/(loss) before interest and tax (EBIT/(LBIT))		18 819	(27 305)	21 520
Adjusted for
share of profits of equity accounted investments		(1 623)	(1 758)	(2 623)
equity-settled share-based payment	32	914	986	1 033
depreciation and amortisation		14 002	15 644	16 491
effect of remeasurement items	8	19 645	75 414	33 898
movement in long-term provisions
income statement charge	29	(2 807)	(651)	(718)
utilisation	29	(769)	(459)	(811)
movement in short-term provisions		87	280	(261)
movement in post-retirement benefits		272	373	381
translation effects		799	673	(1 821)
write-down of inventories to net realisable value		171	370	948
movement in financial assets and liabilities		(3 063)	(4 588)	(6 708)
movement in other receivables and payables		334	(1 119)	(5 205)
other non-cash movements[1]		(254)	(698)	463
		46 527	57 162	56 587
1	Other non-cash movements include movements in deferred income, expected credit losses and long-term prepaid expenses.

28	Dividends paid

	2025	2024	2023
for the year ended 30 June	Rm	Rm	Rm
Final dividend – prior year	28	6 341	9 295
Interim dividend – current year	—	1 292	4 459
	28	7 633	13 754

The Board did not declare a dividend for the current year.

70 Sasol Annual Financial Statements 2025

Provisions and reserves

Provisions	72

Long-term provisions	72

Short-term provisions	75

Post-retirement benefit obligations	76

Reserves	86

Share-based payment reserve	86

71 Sasol Annual Financial Statements 2025

PROVISIONS

29	Long-term provisions

	Environmental	Other	Total
	2025	2025	2025
for the year ended 30 June	Rm	Rm	Rm
Balance at beginning of year	16 524	694	17 218
Capitalised to property, plant and equipment	264	—	264
Reduction in rehabilitation provision capitalised	(212)	—	(212)
Per the income statement	(2 769)	(38)	(2 807)
additional provisions and changes to existing provisions	(3 167)	(28)	(3 195)
reversal of unutilised amounts	(7)	(11)	(18)
effect of change in discount rate	405	1	406
Notional interest	1 161	6	1 167
Utilised during year (cash flow)	(629)	(140)	(769)
Translation of foreign operations	(7)	4	(3)
Foreign exchange differences recognised in income statement	(220)	(1)	(221)
Balance at end of year	14 112	525	14 637

Environmental provisions

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites, mainly in South Africa and Mozambique.

The present value of the environmental provisions is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the amounts will be paid, and that have terms approximating the terms of the related obligation.

72 Sasol Annual Financial Statements 2025

29	Long-term provisions continued

The following discount rates were applied:

	2025	2024
for the year ended 30 June	%	%
South Africa	7,2 – 10,5	8,1 – 10,9
Europe	2,0 – 2,9	2,0 – 3,6
United States of America (for USD denominated provisions)	3,5 – 4,4	3,2 – 5,4

	2025	2024
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(1 991)	(2 185)
amount capitalised to property, plant and equipment	(666)	(917)
income recognised in income statement	(1 325)	(1 268)
Decrease in the discount rate	2 432	2 802
amount capitalised to property, plant and equipment	808	1 375
expense recognised in income statement	1 624	1 427

The time at which the operations cease to produce economically viable returns and the pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

		2025	2024
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		1 688	2 822
One to five years		1 427	2 915
Five to ten years¹		2 967	2 208
More than ten years²		8 555	9 273
		14 637	17 218
Short-term portion	30	(1 688)	(2 822)
Long-term provisions		12 949	14 396
Estimated undiscounted obligation*		85 097	109 845
1	Relates largely to the rehabilitation of coal mining, oil and gas sites in South Africa.
2	Relates largely to the plugging and abandonment of gas wells in Mozambique, as well as remediation of soil and ground water contamination in South Africa.
*	Decrease relates mainly to a reassessment of cost estimates based on optimised water treatment cost as a result of enhanced evaporating technology and other enhancements.

In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R885 million (2024 – R816 million) and are included in Other long-term investments in the statement of financial position. In addition, indemnities of R2 907 million (2024 – R2 860 million) are in place.

73 Sasol Annual Financial Statements 2025

29	Long-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the amount and timing of the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled. The pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred.

74 Sasol Annual Financial Statements 2025

30	Short-term provisions

		2025	2024
for the year ended 30 June	Note	Rm	Rm
Emission rights		726	900
Other provisions		626	304
Short-term portion of
long-term provisions	29	1 688	2 822
post-retirement benefit obligations	31	717	724
		3 757	4 750

Accounting policies:

In emission schemes where a cap is set for emissions, the associated emission rights granted are recognised at fair value and classified under intangible assets. An emission liability is recognised under short-term provisions when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission rights held, the liability is measured with reference to the value of these emission rights held and for the remaining uncovered portion at current market value. The associated expense is presented under Materials, energy and consumables used. Both the emission rights intangible asset and the emission liability are derecognised upon settling the liability with the respective regulator.

75 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations

		Non-current		Current		Total
		2025	2024	2025	2024	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	31.1
South Africa		3 943	3 611	325	304	4 268	3 915
United States of America		234	231	6	15	240	246
		4 177	3 842	331	319	4 508	4 161
Pension obligations	31.2
Foreign – post-retirement benefit obligation		7 944	7 514	386	405	8 330	7 919
Total post-retirement benefit obligations		12 121	11 356	717	724	12 838	12 080

Pension assets	31.2
South Africa – post-retirement benefit asset		(113)	(92)	—	—	(113)	(92)
Foreign – post-retirement benefit asset		(970)	(818)	—	—	(970)	(818)
Total post-retirement benefit assets		(1 083)	(910)	—	—	(1 083)	(910)
Net pension obligations		6 861	6 604	386	405	7 247	7 009

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2025	2024	2023	2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	31.1	523	495	477	137	137	(222)
Pension benefits – projected benefit obligation	31.2	10 836	10 162	9 310	1 819	2 081	(1 835)
Pension benefits – plan asset of funded obligation	31.2	(9 640)	(8 998)	(8 259)	(1 559)	(3 575)	2 884
Interest on asset limitation		644	665	712	—	—	—
Net movement on asset limitation and reimbursive right*		—	—	—	(648)	1 302	(1 254)
		2 363	2 324	2 240	(251)	(55)	(427)

*Refer to page 81 for the asset not recognised due to asset limitation.

The Group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

76 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued

	Healthcare benefits	Pension benefits
Last actuarial valuation – South Africa	31 March 2025	31 March 2025
Last actuarial valuation – United States of America	30 June 2025	30 June 2025
Last actuarial valuation – Europe	n/a	30 April 2025
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2025	2024	2025		2024		2025	2024
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	7,5	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate – post-retirement medical benefits	12,0	12,6	5,3		5,3		n/a	n/a
Discount rate – pension benefits	10,8	12,4	5,3		5,2		3,9	3,7
Pension increase assumption	6,0	5,9	n/a	**	n/a	**	2,2	2,2
Average salary increases	5,5	5,5	4,2		4,2		3,2	3,2
Weighted average duration of the obligation – post-retirement medical obligation	12,5 years	12 years	9 years		9 years		n/a	n/a
Weighted average duration of the obligation – pension obligation	10,25 years	10 years	8 years		6 years		14 years	14 years

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

77 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2025	2024	2025	2024	2025	2024
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 915	3 567	246	260	4 161	3 827
Movements recognised in the income statement:	499	469	24	26	523	495
current service cost	22	22	12	14	34	36
interest cost	477	447	12	12	489	459
Actuarial losses/(gains) recognised in other comprehensive income:	146	151	(9)	(14)	137	137
arising from changes in financial assumptions	222	138	—	(10)	222	128
arising from changes in actuarial experience	(76)	13	(9)	(4)	(85)	9
Benefits paid	(292)	(272)	(15)	(17)	(307)	(289)
Translation of foreign operations	—	—	(6)	(9)	(6)	(9)
Total post-retirement healthcare obligation at end of year	4 268	3 915	240	246	4 508	4 161

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the key actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2025	2024	2025		2024
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	434	396	—	*	—	*
Decrease in the healthcare cost inflation	(377)	(343)	—	*	—	*
Increase in the discount rate	(360)	(326)	(21)		(21)
Decrease in the discount rate	419	380	25		25
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States of America pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

78 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations continued

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

31.2	Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the Group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the Company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2025 are 2 080 908 (2024 – 2 080 048) Sasol ordinary shares valued at R160 million (2024 – R287 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 589 million (2024 – R1 533 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the Company to determine its share, if any, of any unfunded vested benefits.

79 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2025	2024	2025	2024
at 30 June	%	%	%	%
Equities	55	52	33	28
resources	6	7	3	3
industrials	4	3	4	3
consumer discretionary	11	9	4	4
consumer staples	6	7	3	2
healthcare	4	4	3	3
information technologies	7	7	8	7
telecommunications	3	3	3	2
utilities	1	1	—	—
financials (ex real estate)	13	11	5	4
Fixed interest	17	20	42	45
Direct property	11	10	7	8
Listed property	3	3	—	—
Cash and cash equivalents	4	2	—	—
Third party managed assets	9	12	—	—
Other	1	1	18	19
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

80 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	20	35	—	100
foreign	25	40	—	100
Fixed interest	10	25	—	100
Property	10	20	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of four investment portfolios. The portion of fund assets invested in each portfolio is 0,6%, 96,4%, 2,2% and 0,8% for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2025	2024	2025	2024	2025	2024
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	79 943	72 186	3 657	3 778	83 600	75 964
defined benefit portion	38 300	34 183	3 657	3 778	41 957	37 961
defined benefit option for defined contribution members	41 643	38 003	—	—	41 643	38 003
Plan assets	(87 141)	(79 389)	(4 627)	(4 596)	(91 768)	(83 985)
defined benefit portion	(45 498)	(41 386)	(4 627)	(4 596)	(50 125)	(45 982)
defined benefit option for defined contribution members	(41 643)	(38 003)	—	—	(41 643)	(38 003)
Projected benefit obligation (unfunded)	—	—	8 330	7 919	8 330	7 919
Asset not recognised due to asset limitation	7 085	7 111	—	—	7 085	7 111
Net (asset)/liability recognised	(113)	(92)	7 360	7 101	7 247	7 009

81 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the Group has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The remaining estimated surplus due to the Company amounts to approximately R113 million (2024 – R92 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

82 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2025	2024	2025	2024	2025	2024
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	72 186	64 049	11 697	12 007	83 883	76 056
Movements recognised in income statement:	9 961	9 268	875	894	10 836	10 162
current service cost	1 196	1 145	410	440	1 606	1 585
interest cost	8 765	8 123	465	454	9 230	8 577
Actuarial losses/(gains) recognised in other comprehensive income:	2 082	2 236	(263)	(155)	1 819	2 081
arising from changes in financial assumptions	4 652	911	(204)	(110)	4 448	801
arising from change in actuarial experience	(2 570)	1 325	(59)	(45)	(2 629)	1 280
Member contributions	658	601	—	—	658	601
Benefits paid	(4 944)	(3 968)	(722)	(492)	(5 666)	(4 460)
Translation of foreign operations	—	—	400	(557)	400	(557)
Projected benefit obligation at end of year	79 943	72 186	11 987	11 697	91 930	83 883

unfunded obligation[1]	—	—	8 330	7 919	8 330	7 919
funded obligation	79 943	72 186	3 657	3 778	83 600	75 964
1	Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R112 million (2024 – R122 million). A loss of R23 million (2024 – R14 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

83 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2025	2024	2025	2024	2025	2024
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	79 389	69 291	4 596	4 478	83 985	73 769
Movements recognised in income statement:	9 420	8 802	220	196	9 640	8 998
interest income	9 420	8 802	220	196	9 640	8 998
Actuarial (losses)/gains recognised in other comprehensive income:	1 283	3 351	276	224	1 559	3 575
arising from return on plan assets (excluding interest income)	1 283	3 351	276	224	1 559	3 575
Plan participant contributions[1]	658	601	—	—	658	601
Employer contributions[1]	1 335	1 312	66	71	1 401	1 383
Benefit payments	(4 944)	(3 968)	(419)	(213)	(5 363)	(4 181)
Translation of foreign operations	—	—	(112)	(160)	(112)	(160)
Fair value of plan assets at end of year	87 141	79 389	4 627	4 596	91 768	83 985
Actual return on plan assets	10 703	12 153	496	420	11 199	12 573
1	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2026 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 402	66

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the key actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2025	2024	2025		2024
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	6	5	247		265
Decrease in average salaries increase assumption	(5)	(4)	(215)		(234)
Increase in the discount rate	(1 443)	(1 479)	(1 212)		(1 143)
Decrease in the discount rate	1 722	1 744	1 473		1 402
Increase in the pension increase assumption	1 770	1 838	821	*	877	*
Decrease in the pension increase assumption	(1 513)	(1 589)	(689)	*	(673)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

84 Sasol Annual Financial Statements 2025

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Accounting policies:

The Group contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the Group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The Group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the Group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; or
●	when the Group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

85 Sasol Annual Financial Statements 2025

RESERVES

32	Share-based payment reserve

		2025	2024	2023
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Long-term incentives	32.1	844	891	909
Sasol Khanyisa Employee Share Ownership Plan (ESOP): Tier 2 – Qualifying employees	32.2	70	95	124

Equity-settled – recognised directly in equity		914	986	1 033

32.1	Sasol 2022 Long-term incentive plan

The objective of the Sasol Long-term Incentive (LTI) plans is to provide qualifying senior employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of participants with the interest of shareholders. The LTI plans allow certain senior employees to earn variable pay in the form of a long-term incentive amount subject to the achievement of vesting conditions. Vesting conditions include a service period and targets relating to return on invested capital and net debt reduction, holistic focus on ESG matters and relative total shareholder return measured against a defined peer group. Allocation of the LTI award is linked to the role category of the individual and performance of the group and subject to line manager discretion. Participants earn dividend equivalent LTI awards over the vesting period on the awarded LTI units after adjusting for corporate performance targets (CPTs).

LTIs which have not yet vested will lapse on resignation. On death, unvested LTIs vest immediately. There is no service penalty or early vesting under the latest (2022) LTI plan rules in respect of good leavers who have been employed for more than 270 days from award date. The standard vesting period is three years, with the exception of top management, who have a split three and five year vesting period of 50% of the awards respectively. Restricted LTIs offered to members of the GEC, have a 5-year vesting period. Top management are subjected to minimum shareholding and post-employment shareholding requirements.

86 Sasol Annual Financial Statements 2025

32	Share-based payment reserve continued
32.1	Sasol 2022 Long-term incentive plan continued

The maximum number of shares issued under the 2022 plan may not exceed 32 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2023*	11 923 890	223,80
LTIs granted	5 096 901	237,92
LTIs exercised	(5 269 601)	155,97
Effect of CPTs and LTIs forfeited	(757 993)	285,49
Balance at 30 June 2024*	10 993 197	258,52
LTIs granted	8 423 943	152,52
LTIs exercised	(3 674 018)	240,57
Effect of CPTs and LTIs forfeited	(1 116 914)	211,42
Balance at 30 June 2025*	14 626 208	205,57
*	The incentives outstanding as at 30 June 2025 have a weighted average remaining vesting period of 1,7 years (30 June 2024: 1,5 years). The exercise price of these options is Rnil.

	2025	2024
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	126,36	184,73

Average fair value of incentives granted		2025	2024
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate – Rand	(%)	7,04 - 7,76	7,69 - 8,33
Risk-free interest rate – US$	(%)	3,6 - 4,25	2,24 - 2,46
Expected volatility	(%)	45,55	37,64
Expected dividend yield	(%)	4,88	7,27
Expected forfeiture rate	(%)	5	5
Expected vesting percentage	(%)	90,32	95,26
Vesting period – top management		3/5 years	3/5 years
Vesting period – all other participants		3 years	3 years

87 Sasol Annual Financial Statements 2025

32	Share-based payment reserve continued
32.1	Sasol 2022 Long-term incentive plan continued

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in the share-based payment reserve, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

Areas of judgement:

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The overall expected vesting percentage takes into consideration service, market and non-market conditions. Refer to the Report of the Remuneration Committee for details on the vesting conditions.

32.2	The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the Group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for Sasol BEE ordinary shares to the extent that value was created during the transaction term.

Sasol BEE ordinary shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

88 Sasol Annual Financial Statements 2025

32	Share-based payment reserve continued
32.2	The Sasol Khanyisa share transaction continued

Remaining components of the transaction:

Tier 2 — SSA qualifying employees

Qualifying Black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends are distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The last available options were awarded in June 2023. The outstanding options at 30 June 2025 have a weighted average remaining vesting period of 1,6 years (2024: 1,9 years). The weighted average fair value of the outstanding options is R61,69 (2024: R61,69) and was derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R168,00 (2024: R172,98) and represents the remaining vendor funding per share at 30 June 2025.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions, the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award.

89 Sasol Annual Financial Statements 2025

32	Share-based payment reserve continued
32.2	The Sasol Khanyisa share transaction continued

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgement, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the Group, and are aligned to the WACC rates for the entity.

●	A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.
●	A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate (soon to be replaced by ZARONIA).

90 Sasol Annual Financial Statements 2025

Other disclosures

Other disclosures	92

Contingent liabilities	92

Related party	96

Financial risk management and financial instruments	106

Subsequent events	122

91 Sasol Annual Financial Statements 2025

OTHER DISCLOSURES

33	Contingent liabilities
33.1	Litigation

Sasol Oil (Pty) Ltd / SFT Energy (Pty) Ltd Claim

Sasol Oil entered into an agreement for the supply of various product grades with SFT Energy. The duration of the agreement was 6 months, from July 2023 to December 2023. Sasol Oil agreed to supply ULP95, ULP93, Diesel and Illuminating Paraffin to SFT Energy. However, the claim from SFT Energy is only in relation to the supply of Diesel. As part of the agreement, a particular volume of Diesel to be supplied by Sasol Oil was agreed with SFT Energy.

SFT Energy alleges that Sasol Oil breached the agreement in that for each month during the duration of the agreement, they placed Diesel orders and Sasol Oil reduced the volumes of supply without prior notice to them. In addition SFT Energy alleges that Sasol Oil failed to formally notify SFT Energy of the events which resulted in Sasol Oil’s inability to supply the Diesel as required in terms of the agreement.

Based on the alleged breach of the supply agreement SFT Energy is claiming damages of R1,2 billion (plus interest at the prescribed rate from date of the summons). The claims relate to amongst others, loss of sales and claims of loss of financial facilities by SFT Energy.

After receipt of the summons on 25 June 2025 Sasol Oil filed a notice of its intention to defend the claim. On 12 August 2025 a further summons was served on Sasol Oil in terms of which SFT Energy is claiming damages of R2,2 billion (plus interest from the date of summons). Sasol Oil instructed its attorneys to file a further notice of intention to defend this second matter. The Sasol Oil legal and business teams are evaluating the facts of the matter in order to comprehensively determine the defenses it has and which will serve as a basis for its responses to the claims in due course. It should be noted that the claims from SFT Energy are consequential/indirect in nature and the agreement has a limitation of liability clause which limits all claims in terms of the agreement only to direct damages.

92 Sasol Annual Financial Statements 2025

33	Contingent liabilities continued
33.1	Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision (March 2013, November 2017 and July 2021)

Following the legal review applications in terms of which the 2013 and 2017 NERSA Maximum Gas Price (MGP) decisions were overturned, NERSA in 2020 adopted a MGP Methodology in terms of which MGP for Sasol Gas is determined with reference to international benchmark prices. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its MGP decision in which it approved MGPs for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum gas prices are to be determined for 2022 and 2023. With effect from 1 September 2021 Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the 2021 NERSA MGP decision.

In December 2021 the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application in which it seeks to overturn the 2021 NERSA MGP decision that approved MGPs for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas opposed this further litigation. The matter was heard by the High Court in May 2023. On 20 June 2024 the court handed down its decision to grant the review application. In its order the court overturned the 2021 NERSA MGP decision and remitted the matter back to NERSA to take a new MGP decision. Sasol Gas brought an application for leave to appeal the decision by the High Court, which application was granted on 2 June 2025. The appeal will now proceed to the Supreme Court of Appeal and a hearing date for the appeal will be set in due course. An adverse outcome in this litigation could potentially lead to liability on the part of Sasol Gas, the extent of which is undeterminable as at 30 June 2025.

Competition Commission referral to Competition Tribunal of Gas Price complaints

During 2022 certain customers of Sasol Gas submitted complaints to the Competition Commission relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998). Sasol Gas launched a review application in the Competition Appeal Court to overturn the decisions by the Competition Commission relating to its investigation of the complaints as it relates to the gas prices because in terms of the Gas Act, NERSA is the industry regulator with the applicable jurisdiction for the regulation of gas prices in the South African piped gas market as long as there is inadequate competition in the market. This application was dismissed by the Competition Appeal Court (CAC) on 5 March 2024. On 22 July 2024 the Constitutional Court dismissed the Sasol Gas application for leave to appeal the decision of the CAC. The referral on 10 July 2023 by the Competition Commission of the price complaints will proceed before the Competition Tribunal. The exchange of pleadings in the matter has closed and Sasol Gas is preparing for the hearing of the matter, the date of which will be determined in due course.

93 Sasol Annual Financial Statements 2025

33	Contingent liabilities continued
33.1	Litigation continued

Sasol Oil (Pty) Ltd and TotalEnergies Marketing South Africa (Pty) Ltd (Total) v Transnet SOC Ltd (Transnet) – Crude Oil Transportation Tariff dispute

Sasol Oil uses the crude oil pipeline owned by Transnet Pipelines to transport crude oil to Natref for processing and is charged for this service at a specific crude oil tariff. This tariff was historically determined through a commercial agreement between the Parties, which agreement also included the so-called Variation Agreement relating to the inland nature of the Natref refinery. After the tariffs started to be determined by NERSA in terms of the Petroleum Pipelines Act, 2003 (Act 60 of 2003) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

In September 2017, Sasol Oil issued summons against Transnet for damages resulting from the difference between the transportation costs that should have been charged by Transnet in terms of the Variation Agreement compared to the tariffs that were actually charged by Transnet in terms of the NERSA approved tariffs. The NERSA approved tariffs do not distinguish between the tariff for crude oil and the tariff for refined products. The other user of Natref during the same period, Total South Africa, instituted legal proceedings of a similar nature against Transnet in 2013.

Transnet defended the matter. Sasol Oil and Total’s actions were consolidated and the parties have been involved in the legal proceedings over several years. The High Court ruled on the merits of the matter in favour of Sasol Oil and Total in its decision of 9 October 2020. As part of Transnet’s appeal against this decision, the Constitutional Court on 21 June 2022 concluded that the Variation Agreement was validly terminated on 13 September 2020 but dismissed the remainder of the Transnet appeal.

The High Court litigation regarding the quantum of these claims was concluded in May 2024. On 18 June 2024, the High Court handed down judgment in Sasol Oil’s and Total’s favour. In terms of that judgement, the Court awarded damages in the amount of R3,9 billion to Sasol Oil plus interest. Sasol did not recognise the awarded damages in its financial statements for the year ended 30 June 2024 as the outcome of the legal process remained subject to appeal and was therefore not the final conclusive decision in the matter. After Transnet’s applications for leave to appeal this High Court judgment was dismissed by the High Court and the Supreme Court of Appeal (SCA) respectively. Transnet subsequently brought an application for the SCA to reconsider its application for leave to appeal. The effect of this reconsideration application was that the High Court judgement against Transnet, remained suspended.

After the High Court judgement in 2020 mentioned above, Sasol Oil and Total proceeded to apply their own calculation of the corrected crude oil tariff in line with the High Court judgement and made payment for crude oil conveyance from December 2020 in accordance with this calculation. The calculation has been adjusted for each tariff year. These payments were made at the reduced tariff and therefore constituted a shortfall to Transnet in respect of the tariff invoiced by Transnet over this period. In July 2022, Transnet instituted legal proceedings against Sasol Oil for payment of R855 million (exclusive of VAT) plus interest. Sasol Oil defended these proceedings.

Pursuant to Transnet’s threats to not accept crude oil orders from Sasol Oil unless Sasol Oil makes payment of the full NERSA tariff on a pre-payment basis, Sasol Oil agreed with Transnet to make payment of Transnet’s invoices in full in respect of crude oil conveyance from 1 June 2023, but under protest so as to not compromise the legal proceedings. Sasol Oil had subsequently raised a payable for the shortfall according to Transnet’s formula for the period up to 1 June 2023. The trial in this matter took place from July to August 2024. Judgment in the matter remained pending.

Sasol Oil and Transnet engaged in a mediation process to finally resolve the on-going disputes. On 18 May 2025, the Parties signed an agreement to settle their respective disputes, which became effective on 23 May 2025 after all the suspensive conditions were met. In terms of this settlement agreement, Transnet made a net payment to Sasol Oil of R4,3 billion (exclusive of VAT) on 30 June 2025 in full and final settlement of the abovementioned legal proceedings and Transnet withdrew its claim against Sasol Oil in respect of which the Court judgment was still pending. Refer to note 5 for details on the recognition of the amount received from Transnet on 30 June 2025. This matter is now closed.

94 Sasol Annual Financial Statements 2025

33	Contingent liabilities continued
33.1	Litigation continued

In June 2023, Sasol Oil also launched a legal review application against the 2023/4 Transnet Tariff approval by NERSA to set the NERSA decision aside in which NERSA persisted with a single tariff and did not differentiate between the tariffs for crude oil and white product conveyance respectively. Sasol Oil also brought a review application against the 2024/5 Transnet Tariff approval by NERSA on the similar grounds. These legal review applications are ongoing and Sasol Oil’s application in respect of NERSA’s 2023/4 Transnet Tariff approval was heard by the High Court from 4 to 6 August 2025. The court reserved judgement and will hand down its decision in the matter in due course. NERSA’s decision, published on 11 April 2025, in respect of Transnet’s Pipeline Tariff Application for 2025/6 and 2026/7, also does not comply with the requirements of the Petroleum Pipelines Act. In the circumstances, it is likely that Sasol Oil will need to bring another legal review application to overturn NERSA’s decision for the 2025/6 and 2026/7 pipeline tariffs. Sasol Oil will, through the NERSA tariff setting process, continue to pursue a fair and non-discriminatory tariff for the conveyance of crude oil by Transnet.

Clause 12A application

Our emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licences (AELs) which are based on the Minimum Emission Standards (MES) published in terms of section 21 of the National Environmental Management: Air Quality Act, 39 of 2004 (NEMAQA).

We previously reported that Sasol sought a dispensation in terms of Clause 12A of the MES for the Sulphur Dioxide (SO2 ) emissions from the boilers at the steam plants at our Secunda Operations (SO) to be regulated under alternative load-based emissions standards from 1 April 2025 onwards. The application was initially declined by the National Air Quality Officer (NAQO) and Sasol subsequently filed an appeal to the Minister of Forestry, Fisheries and the Environment (the Minister) in July 2023. On 5 April 2024, the Minister issued her decision in which she upheld Sasol’s appeal, set aside the decision of the NAQO and permitted that load-based limits be applied from 1 April 2025 up to 31 March 2030. On 25 July 2024 Sasol was notified of the Minister’s further decision determining concentration-based limits to apply with the load-based limits previously granted in parallel. SO’s AEL was accordingly varied on 28 February 2025 to give effect to the above and enable continued lawful operations from 1 April 2025 to 31 March 2030. SO achieved a milestone in submitting a required independent consultant report to the NAQO, the local licensing officer and on Sasol’s website for public access regarding its compliance with the load-based and concentration based limits for SO2 emissions from the boilers at the steam plants. The first monthly report for April confirmed compliance with the load-based and concentration-based limits. Further monthly reports will subsequently be submitted in a similar vein.

The Minister’s decisions do not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this has been requested by Sasol in our initial application and appeal. The implementation of the integrated roadmap, as a condition of the decision, is contingent on SO2 also being regulated on a load-based limit beyond 31 March 2030. In light of this open issue and the conditions of the Minister’s decisions, a further dispensation is likely to be required as available in law, the outcome of which cannot be guaranteed.

Other litigation matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results.

95 Sasol Annual Financial Statements 2025

33	Contingent liabilities continued

33.2Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

33.3Environmental orders

Sasol’s environmental obligation accrued at 30 June 2025 was R14 112 million compared to R16 524 million at 30 June 2024.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the Group.

34	Related parties
34.1	Transactions with related parties

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the Group. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment loss on receivables related to the amount of outstanding balances has been recognized as it is immaterial. Disclosure in respect of transactions with joint ventures and associates is provided in note 18.

Except for the Group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

96 Sasol Annual Financial Statements 2025

34	Related parties continued
34.2	Key management remuneration

Key management comprises Directors and members of the Group Executive Committee (GEC), who have been determined to be Prescribed Officers of Sasol Limited.

Executive directors’ remuneration and benefits

	S Baloyi³		WP Bruns[4]		FR Grobler[5]		VD Kahla		HA Rossouw[6]
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Executive Directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Salary	12 514	2 503	5 982	—	—	10 615	8 499	8 216	1 336	7 901
Risk and Retirement funding	1 276	385	788	—	—	—	382	388	151	894
Vehicle benefit	300	75	—	—	—	—	—	—	—	—
Healthcare	160	36	147	—	—	117	147	132	—	—
Taxable fringe benefits	96	7	17	—	—	55	606	570	—	38
Total salary and benefits	14 346	3 006	6 934	—	—	10 787	9 634	9 306	1 487	8 833
Annual short-term incentive[1]	11 213	1 473	3 984	—	—	4 882	4 360	2 579	—	2 804
Long-term incentive gains[2]	353	2 675	387	—	—	5 492	3 569	2 794	—	—
Total annual remuneration	25 912	7 154	11 305	—	—	21 161	17 563	14 679	1 487	11 637

1	Short-term incentives approved based on the Group results for 2025 and payable in the 2026 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2025 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%)] – fatality penalty.
2	Long-term incentives gains for 2025 includes the Restricted LTI awards made on 4 December 2020 and the annual and on-appointment awards made between 6 September 2022 and 10 November 2022. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 84% and 95%) x June 2025 average share price. The actual vesting date for the awards is between 6 September 2025 and 4 December 2025 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Baloyi was appointed as President and CEO from 1 April 2024. His prior year remuneration was apportioned between his 9 months’ service as a Prescribed Officer and 3 months’ service as President and CEO.
4	Mr Bruns was appointed as CFO from 1 September 2024. His current remuneration has been apportioned in respect of his 10-month service as an Executive Director.
5	Mr Grobler stepped down from the position of President and CEO on 31 March 2024.
6	Mr Rossouw stepped down as executive director and CFO effective 31 August 2024. All unvested LTIs were forfeited upon his resignation.

97 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

Executive directors’ unvested LTI holdings (number and intrinsic value) for 2025

	S Baloyi		WP Bruns		VD Kahla		HA Rossouw
		Intrinsic		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]	Number	value[1]
Executive Directors		R’000		R’000		R’000		R’000
Balance at beginning of the year	79 004	10 910	—	—	180 870	24 978	76 820	10 609
Awards granted[2]	152 150	22 509	110 950	14 885	65 915	9 751	—	—
Change in value[1]	—	(14 930)	—	(9 555)	—	(14 939)	—	(40)
Effect of corporate performance targets	(1 988)	(196)	(392)	(39)	(3 420)	(338)	—	—
Dividend equivalents	6 543	646	2 241	221	7 909	781	—	—
Awards settled[3]	(18 191)	(1 807)	(6 027)	(689)	(28 498)	(2 687)	—	—
Awards forfeited[4]	—	—	—	—	—	—	(76 820)	(10 569)
Effect of changes in Executive Directors	—	—	60 986	8 390	—	—	—	—
Balance at the end of the year[5]	217 518	17 132	167 758	13 213	222 776	17 546	—	—
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2025 R78,76

30 June 2024 R138,10

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 26 August 2024 and 15 November 2025 (WP Bruns only on his appointment).
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2024 that was settled in the 2025 financial year. The difference between the long-term incentive gains disclosed in 2024 and the amount settled in 2025 is due to difference in actual share price at vesting date and the share price at date of disclosure. 50% of the award that vested in 2025 is still subject to a continued employment period of two years.
4	Mr Rossouw resigned effective 31 August 2024. In terms of the LTI plans rules his awards lapsed on resignation.
5	Includes a total of 22 761 award issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.

98 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

Prescribed Officers’ remuneration and benefits

	S Baloyi[3]		V Bester[4]		AGM Gerber[5]		BV Griffith[6]
	2025	2024	2025	2024	2025	2024	2025	2024
Prescribed Officers	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Salary	—	4 352	6 044	1 386	9 375	1 943	—	9 594
Risk and Retirement funding	—	857	920	211	873	51	—	2 012
Vehicle benefit	—	225	—	—	308	75	—	—
Healthcare	—	106	121	28	104	21	—	311
Taxable fringe benefits[7]	—	20	100	1 001	217	113	—	469
Total salary and benefits	—	5 560	7 185	2 626	10 877	2 203	—	12 386
Annual short-term incentive[1]	—	4 418	3 549	479	4 867	—	—	2 730
Long-term incentive gains[2]	—	—	119	1 086	—	—	—	2 935
Total annual remuneration	—	9 978	10 853	4 191	15 744	2 203	—	18 051
1	Short-term incentives approved based on the Group results for 2025 and payable in the 2026 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2025 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%)] – fatality penalty.
2	Long-term incentives gains for 2025 includes the Restricted LTI awards made on 4 December 2020 and the annual and on-appointment grant awards made between 6 September 2022 and 9 May 2023. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 84% and 96%) x June 2025 average share price. The actual vesting date for the awards is between 6 September 2025 and 9 May 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Baloyi was appointed as President and CEO from 1 April 2024. His prior year remuneration was apportioned between his 9 months’ service as a Prescribed Officer and 3 months’ service as President and CEO.
4	Mr Bester was appointed as EVP: Energy Operations and Projects from 1 April 2024. His prior year earnings include a last tranche of R1 million offered as a buy-out on his appointment and paid in May 2024, as part of a staggered buy-out agreement to partially compensate for variable pay forfeited upon resignation from his previous employer.
5	Ms Gerber was appointed on 15 April 2024 as EVP: International Chemicals on a German employment contract, payable in Euros. Other Benefits in the prior year include accommodation costs for a three month period, per her contract of employment.
6	Mr Griffith stepped down as EVP Chemicals business on 14 April 2024.
7	Taxable Fringe Benefits include optional security services and private chauffer trips on which fringe benefit tax is levied.

99 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

	C Herrmann[3]		BP Mabelane[4]		CK Mokoena
	2025	2024	2025	2024	2025	2024
Prescribed Officers	R’000	R’000	R’000	R’000	R’000	R’000
Salary	7 969	1 845	—	6 153	6 915	6 655
Risk and Retirement funding	595	142	—	290	327	363
Vehicle benefit	252	—	—	—	—	—
Healthcare	224	25	—	47	174	157
Taxable fringe benefits[5]	2 634	648	—	22 625	72	21
Total salary and benefits	11 674	2 660	—	29 115	7 488	7 196
Annual short-term incentive[1]	3 894	577	—	—	3 637	2 119
Long-term incentive gains[2]	637	2 062	—	—	2 931	2 295
Total annual remuneration	16 205	5 299	—	29 115	14 056	11 610
1	Short-term incentives approved based on the Group results for 2025 and payable in the 2026 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2025 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%)] – fatality penalty.
2	Long-term incentives gains for 2025 includes the Restricted LTI awards made on 4 December 2020 and the annual and on-appointment grant awards made between 6 September 2022 and 9 May 2023. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 84% and 96%) x June 2025 average share price. The actual vesting date for the awards is between 6 September 2025 and 9 May 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Mr Herrmann was appointed as EVP: Marketing and Sales Energy and Chemicals Southern Africa from 1 April 2024 on a German employment contract, expatriated to South Africa. His salary continues to be paid in Euros. Other Benefits in the prior year include relocation costs from Germany to South Africa. Other Benefits in the current year include accommodation and transportation offered under the Expatriation policy.
4	Ms Mabelane resigned from Sasol on 31 March 2024.
5	Taxable Fringe Benefits include optional security services and private chauffer trips on which fringe benefit tax is levied.

100 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

	SD Pillay[3]		CF Rademan⁴		H Wenhold
	2025	2024	2025	2024	2025	2024
Prescribed Officers	R’000	R’000	R’000	R’000	R’000	R’000
Salary	5 039	1 192	—	2 314	6 288	3 548
Risk and Retirement funding	795	192	—	—	824	1 039
Vehicle benefit	150	38	—	—	—	71
Healthcare	121	28	—	—	121	75
Taxable fringe benefits[5]	11	—	—	249	34	28
Total salary and benefits	6 116	1 450	—	2 563	7 267	4 761
Annual short-term incentive[1]	3 072	422	—	1 624	3 439	1 378
Long-term incentive gains²	947	778	—	—	671	3 791
Total annual remuneration	10 135	2 650	—	4 187	11 377	9 930
1	Short-term incentives approved based on the Group results for 2025 and payable in the 2026 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2025 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%)] – fatality penalty.
2	Long-term incentives gains for 2025 includes the Restricted LTI awards made on 4 December 2020 and the annual and on-appointment grant awards made between 6 September 2022 and 9 May 2023. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (between 84% and 96%) x June 2025 average share price. The actual vesting date for the awards is between 6 September 2025 and 9 May 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Dr Pillay was appointed as EVP: Business Building, Strategy and Technology from 1 April 2024.
4	Mr Rademan’s contract employment as EVP: Sasol Mining ended on 31 October 2023.
5	Taxable Fringe Benefits include optional security services and private chauffer trips on which fringe benefit tax is levied.

101 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

Prescribed Officers’ unvested LTI holdings (number and intrinsic value) for 2025

	V Bester[6]		AGM Gerber		C Herrmann
		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]
Prescribed Officers		R’000		R’000		US$’000
Balance at beginning of the year	20 927	2 890	—	—	58 840	597
Awards granted[2]	60 437	8 941	85 378	709	70 611	587
Change in value[1]	—	(5 343)	—	(332)	—	(597)
Effect of corporate performance targets	(351)	(35)	—	—	(696)	(5)
Dividend equivalents	2 864	283	—	—	3 007	23
Awards settled[3]	(6 262)	(623)	—	—	(9 741)	(66)
Balance at the end of the year[4]	77 615	6 113	85 378	377	122 021	539
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2025 R78,76 ($4,42)

30 June 2024 R138,10 ($10,14)

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 26 August 2024. On appointment awards for Dr Pillay and Ms Gerber was combined with the annual award as they could not be made in May 2024, due to them being placed in a precautionary closed period.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2024 that was settled in the 2025 financial year. The difference between the long-term incentive gains disclosed in 2024 and the amount settled in 2025 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	Includes a total of 12 565 award issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.

102 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

	CK Mokoena		S Pillay		H Wenhold
	Number	Intrinsic value[1]	Number	Intrinsic value[1]	Number	Intrinsic value[1]
Prescribed Officers		R’000		R’000		R’000
Balance at beginning of the year	127 621	17 624	20 178	2 787	105 070	14 510
Awards granted[2]	54 144	8 010	53 927	7 978	39 608	5 860
Change in value[1]	—	(11 369)	—	(4 728)	—	(8 498)
Effect of corporate performance targets	(2 810)	(277)	(208)	(21)	(706)	(70)
Dividend equivalents	6 282	620	1 440	142	9 366	925
Awards settled[3]	(22 268)	(1 773)	(6 306)	(721)	(30 240)	(3 032)
Balance at the end of the year[4]	162 969	12 835	69 031	5 437	123 098	9 695
1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2025 R78,76 ($4,42)

30 June 2024 R138,10 ($10,14)

Change in intrinsic value for the year results from changes in share price.

2	LTIs granted on 26 August 2024. On appointment awards for Dr Pillay and Ms Gerber was combined with the annual award as they could not be made in May 2024, due to them being placed in a precautionary closed period.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2024 that was settled in the 2025 financial year. The difference between the long-term incentive gains disclosed in 2024 and the amount settled in 2025 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	Includes a total of 12 565 award issued in FY21 for which the renewable energy CPT has been deferred up to 31 December 2026.

103 Sasol Annual Financial Statements 2025

34	Related parties continued

34.2Key management remuneration continued

The total IFRS charge for LTI’s awarded to the Executive Directors and the Prescribed Officers in 2025 amounted to R15 million (30 June 2024: R30 million) and R26 million (30 June 2024: R41 million) respectively.

Non-executive Directors’ remuneration

				Ad Hoc or
		Lead		special
	Board	independent		purpose
	meeting	Director	Committee	board	Total[1]	Total[1]
	fees[2]	fees[2]	fees[2]	committee[2]	2025	2024
Non-executive Directors	R’000	R’000	R’000	R’000	R’000	R’000
SA Nkosi[3]	—	—	—	—	—	1 936
MBN Dube (Chairman)[4]	6 671	—	—	—	6 671	4 268
S Westwell[5]	—	—	—	—	—	5 612
M Flöel (Lead Independent Director)[6]	2 221	744	1 269	—	4 234	3 543
K Harper[7]	2 203	—	883	—	3 086	3 109
DGP Eyton[8]	1 935	—	1 154	—	3 089	—
MJ Cuambe[9]	1 933	—	673	—	2 606	2 685
A Schierenbeck[10]	—	—	—	—	—	975
GMB Kennealy	1 957	—	1 025	—	2 982	2 723
S Subramoney	1 957	—	607	—	2 564	2 338
TJ Cumming[11]	1 957	—	960	—	2 917	217
NNA Matyumza[12]	321	—	100	—	421	2 338
MEK Nkeli[13]	321	—	137	—	458	2 547
Total	21 476	744	6 808	—	29 028	32 291

1	Fees exclude VAT.
2	Board and Committee fees are based in USD, thus impacted by the USD/ZAR foreign exchange rates as determined from time to time. For non-Executive Directors permanently residing outside of the UK, Europe and North America, effective 1 January 2024, the exchange rate from US$to the currency paid in, was fixed for the following 12 month period using the average exchange rate from July 2022 to October 2023. Effective 1 January 2025, the exchange rate was fixed for the period using the average exchange rate from July 2023 to December 2024. A cost-of-living factor is also applied to the fees for these directors.
3	Mr Nkosi resigned from the Board, effective 10 November 2023.
4	Ms Dube was appointed as Chairman of the Sasol Limited Board, effective 13 September 2024.
5	Mr Westwell retired from the Board effective 1 June 2024.
6	Dr Flöel was appointed as Lead Independent Director effective 13 September 2024.
7	Ms Harper was appointed as member of Remuneration Committee effective 14 September 2024. Ms Harper was a member of the Capital Investment Committee until 30 April 2025 and received a pro rata portion of the Committee fee in Q4 FY25.

104 Sasol Annual Financial Statements 2025

34	Related parties transactions continued
34.2	Key management remuneration continued

8	Mr Eyton was appointed as a Sasol Limited NED and member of the Capital Investment, Remuneration and Safety, Social & Ethics Committees, effective 1 September 2024 and received a pro rata portion of the Board and Committee fees in Q1 FY25. Mr Eyton was appointed as the Chairman of the Safety, Social & Ethics Committee and member of the Audit Committee, effective 14 September 2024.
9	Mr Cuambe was a member of the Capital Investment Committee until 30 April 2025 and was appointed as a member of the Nomination Governance Committee effective 1 May 2025. The Q4 FY25 payment was pro rated accordingly for these Committee memberships. Mr Cuambe was appointed as the Chairman of the Capital Investment Committee, effective 6 June 2025.
10	Mr Schierenbeck resigned from the Board effective 31 October 2023.
11	Mr Cumming was appointed as the Chairman of the Remuneration Committee and member of the Nomination Governance Committee, effective 1 September 2024. A pro rata portion of the Remuneration Committee member, Remuneration Committee Chair and Nomination Governance Committee fees were paid in Q1 FY25. Mr Cumming was a member of the Capital Investment Committee until 30 April 2025 and received a pro rata portion of the Committee fee in Q4 FY25. Mr Cumming resigned from the Sasol Limited Board on 6 June 2025.
12	Ms Matyumza retired from the Board effective 8 September 2024. A pro rata portion of the Board and Committee fees were paid in Q1 FY25.
13	Ms Nkeli retired from the Board effective 31 August 2024. A pro rata portion of the of Board and Committee fees were paid in Q1 FY25.

105 Sasol Annual Financial Statements 2025

35	Financial risk management and financial instruments

35.1Financial instruments classification and fair value measurement

The following table shows the classification, carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3Inputs for the asset or liability that are unobservable.

The carrying values of the long-term restricted cash, cash and cash equivalents, trade and other receivables, short-term debt and bank overdrafts, and trade and other payables are considered to be a reasonable approximation of their fair values.

		Carrying		Carrying
		value	Fair value	value	Fair value	Fair value
		2025	2025	2024	2024	hierarchy
Financial instrument	Note	Rm	Rm	Rm	Rm	of inputs
Financial assets
At amortised cost
Long-term restricted cash[6]		1 945	1 945	1 709	1 709
Long-term receivables	17	2 884	2 848	3 051	2 906	Level 3[1]
Trade and other receivables	22	33 752	33 752	31 272	31 272
Cash and cash equivalents	25	41 050	41 050	45 383	45 383
At fair value through profit or loss
Long-term and short-term financial assets		6 395	6 395	3 978	3 978
Commodity and currency derivative assets		2 360	2 360	1 297	1 297	Level 2
Oxygen supply contract embedded derivative assets		863	863	508	508	Level 3
Other short-term investments		3 172	3 172	2 173	2 173	Level 1
Other long-term investments[4]		1 052	1 052	814	814	Level 1[2]
Other receivables		1 428	1 428	—	—	Level 3[7]
Designated at fair value through other comprehensive income
Investments in unlisted securities[4]		8	8	9	9	Level 3[3]
Financial liabilities
At amortised cost
Total long-term debt	13	102 645	98 316	117 031	113 315
Listed long-term debt (USD bonds)[5]		58 313	53 959	59 687	55 778	Level 1[2]
Listed long-term debt (ZAR bonds)[5]		4 522	4 445	4 530	4 453	Level 2[2]
Listed convertible bonds[6]		12 238	12 263	12 099	12 276	Level 3[6]
Unlisted long-term debt[5]		27 572	27 649	40 715	40 808	Level 3[1]
Short-term debt and bank overdraft		668	668	687	687
Trade and other payables	23	34 757	34 757	32 551	32 551
At fair value through profit or loss
Long-term and short-term financial liabilities		66	66	619	619
Commodity and currency derivative liabilities		45	45	18	18	Level 2
Convertible bond embedded derivative liability		7	7	59	59	Level 3
Oxygen supply contract embedded derivative liabilities		14	14	542	542	Level 3
1	Determined with a discounted cash flow model using market related interest rates.

106 Sasol Annual Financial Statements 2025

35	Financial risk management and financial instruments continued

35.1Financial instruments classification and fair value measurement continued

2	Based on quoted market price for the same instrument. The ZAR bonds have been classified as a level 2 fair value measurement due to the relatively low level of liquidity in the local debt market.
3	Determined using discounted cash flows modelling forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices and an appropriate WACC for the region.
4	Presented as part of Other long-term investments in the Statement of financial position.
5	Carrying value includes unamortised loan costs.
6	The fair value of the amortised cost host liability of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.
7	The fair value of the contingent consideration receivable was determined using a scenario-based technique which involved developing discrete scenario specific cash flow estimates.

There were no transfers between levels for recurring fair value measurements during the period. There was no change in valuation techniques compared to the previous financial period.

Other receivable - Contingent consideration from disposal of Uzbekistan GTL LLC

The other receivable is measured at fair value through profit or loss. The fair value at 30 June 2025 was R1 436 million, classified within level 3. The fair value was determined using a scenario - based technique which incorporated non - performance of the counterparty and country risk. The inputs for the non - performance and country risk were 5,87% and 4,23% respectively. Changes in these inputs by 1% considered to a reasonable possible change (increase or decrease) would result in fair value changes ranging from R1 412 million to R1 444 million. The following table reconciles the opening and closing balance of the receivable:

	2025	2024
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	—	—
Amounts recognised in remeasurement items affecting operating income	1 436	—
Balance at the end of the year	1 436	—

Commodity and currency derivative assets and liabilities

Valued using forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows and numerical approximation as appropriate. Significant inputs include forward exchange contracted rates, market foreign exchange rates, forward contract rates and market commodity prices such as crude oil prices.

Oxygen supply contract embedded derivative assets and liabilities

Relates to the US labour and inflation index and ZAR/USD exchange rate embedded derivatives contained in the SO long-term gas supply agreements. The following table reconciles the opening and closing balance of the net embedded derivative asset/(liability):

	2025	2024
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	(34)	(477)
Amounts settled during the year	(41)	1
Unrealised fair value gain recognised in other expenses and income in operating profit	924	442
Balance at the end of the year	849	(34)

107 Sasol Annual Financial Statements 2025

35	Financial risk management and financial instruments continued

35.1Financial instruments classification and fair value measurement continued

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our SO is impacted by a number of observable and unobservable variables at valuation date. The embedded derivative was valued using a forward rate interpolator model, discounted expected cash flows and numerical approximation, as appropriate. The table below provides a summary of the significant unobservable inputs applied in the valuation together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date, holding other inputs constant:

			Increase/(decrease) in
			profit or loss
	Inputs	Change	2025	2024
Input	applied	in input	Rm	Rm
Rand/US$ Spot price	R17,75/US$	+R1/US$	(469)	(478)
	(2024: R18,19/US$)	-R1/US$	469	478
US$ Swap curve	3,42% - 4,07%	+10bps	73	81
	(2024: 3,63% – 5,06%)	-10bps	(74)	(82)
Rand Swap curve	6,94% - 10,07%	+100bps	(699)	(688)
	(2024: 7,76% – 10,35%)	-100bps	791	784

Convertible bond embedded derivative liability

Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. The following table reconciles the opening and closing balance of the embedded derivative liability:

	2025	2024
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	59	1 302
Unrealised fair value gain recognised in other expenses and income in operating profit	(52)	(1 233)
Translation of foreign operations	—	(10)
Balance at the end of the year	7	59

The embedded derivative was valued using quoted bond market prices and binomial tree approach. Significant inputs include conversion price (US$18,79;30 June 2024: US$18,79), spot share price (R78,76; 30 June 2024: R138,10), converted to USD at the prevailing USD/ZAR FX spot rate (R17,75/US$; 30 June 2024: R18,19/US$), observable bond market price (92,17% of par; 30 June 2024: 90,42% of par). Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. The table below provides a summary of these inputs together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date:

			Increase/(decrease) in
			profit or loss
	Inputs	Change	2025	2024
Input	applied	in input	Rm	Rm
Credit spread	485bps	+100bps	(261)	(364)
	(2024: 372bps)	+100bps*	7	59
Calibrated volatility	34%	+5%	(12)	(81)
	(2024: 21,39%)	+5%	6	45
*

A 100bps decrease in the applied credit spread will result in the bond floor exceeding the market price of the instrument and as such the impact has been limited to the value of the embedded derivative at 30 June 2025.

For purposes of the sensitivity analysis, the market value of the overall instrument was kept stable and so the actively changed variable (e.g., volatility) results in an offsetting change to the other (e.g. credit spread).

108 Sasol Annual Financial Statements 2025

35	Financial risk management and financial instruments continued
35.2	Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the Group’s risk management framework. The GEC established the Safety, Social and Ethics Committee, which is responsible for providing the Board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Audit Committee, that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The Group has a central treasury function that manages the financial risks relating to the Group’s operations.

Capital allocation

The Group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the Group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The Group monitors capital utilising a number of measures, including the gearing ratio (net debt to shareholders’ equity). Gearing takes into account the Group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The Group’s gearing level for 2025 decreased to 54% (2024 – 64%; 2023 – 45%) largely due to the significant impairment charge in the current period. The net debt to EBITDA ratio (as defined in the debt agreements) is 1,5 times in 2025 (2024 - 1,3 times).

Financing risk

Financing risk refers to the risk that financing of the Group’s debt requirements and refinancing of existing debt could become more difficult or more costly in the future. This risk can be decreased by managing the Group within tolerable debt levels measured by key ratios and the available capacity of the market for Sasol, maintaining an appropriate spread of maturities, and managing short-term borrowings within acceptable levels.

Credit rating

	Credit rating
Agency	2025	2024
S&P	BB+ (stable)	BB+ (stable)
Moody’s	Ba1 (Negative)	Ba1 (stable)

On 29 May 2025, Moody’s affirmed Sasol’s rating at Ba1, changing the outlook from stable to negative. The change of outlook was driven by continued operating performance deterioration, primarily due to weak demand dynamics in the chemicals market and low oil prices, with uncertainty regarding the pace of recovery.

109 Sasol Annual Financial Statements 2025

35	Financial risk management and financial instruments continued
35.2	Financial risk management continued

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

How we manage the risk

The credit risk is managed by the application of credit approvals, limits and monitoring procedures. All credit applications undergo a comprehensive assessment which includes an analysis of financial strength, country and industry risks as well as historic payment performance. Where appropriate, the group obtains security in the form of guarantees to mitigate risk, meaning that these receivables do not carry significant credit risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees to manage our exposure to counterparty credit risk. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset. The credit risk is considered to be low as it is mitigated through various security types ranging from high-quality insurance and guarantees to lower-quality shareholder or director guarantees.

For all financial assets measured at amortised cost, the group calculates the expected credit loss based on contractual payment terms of the asset. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy. Any provision for expected credit losses is considered to be immaterial as the credit risk is considered to be low.

Expected Credit Loss (ECL) is calculated by considering the probability of default, loss given default, contractual terms of payment and account receivable balance (exclusive of specifically provided debtors) as at a particular time of calculation.

●	The probability of default (PD) rate is based on external and internal information. The PD rate is the average of Moody’s, Fitch and S&P Corporate and/or Sovereign rates, depending on whether the customer is corporate, or government related. For customers or debtors that are not rated by a formal rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtor’s profile, security/surety obtained and financial status.
●	Loss given default (LGD) is based on the Basel model. World-wide, and especially in South Africa, economies have faced a series of global and local disruptions, including price volatility, elevated energy costs, high inflation, higher cost of debt, etc. As a result, the group applies the Board of Governors of the Federal Reserve System’s formula to derive a downturn LGD to be used for 2025, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancements is only taken into account if it is integral to the asset. The group considers financial assets measured at amortised cost to be credit impaired if there is reasonable and supportable evidence that one or more events that have a detrimental impact such as insolvency has occurred and the possibility of recovering the debt is low.

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Trade receivables expected credit loss is calculated over its lifetime. Long-term and other receivables that are rated as investment grade are considered to have low credit risk, and the Group considers credit risk to have increased significantly when the customer’s credit rating has been downgraded to a lower grade (e.g. from Investment grade to Speculative grade). The Group considers customers to be in default when the receivable is past its due standard or agreed credit terms. The contractual payment terms for receivables vary according to the credit policy.

No single customer represents more than 10% of the Group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2025, 2024 and 2023. The majority of the Group’s turnover is generated from sales within South Africa, Europe, and the United States – refer to the Segment information. The geographical concentration of credit risk is largely aligned with the regions in which the turnover was earned.

A summary of the Group’s exposure to credit risk for trade, other and long - term receivables is as follows:

Trade receivables

	Lifetime ECL
	Simplified	Simplified	Simplified	Credit-
	approach¹	approach²	approach	impaired	Total
	Low risk	Medium risk	Total	High risk	lifetime ECL
	Rm	Rm	Rm	Rm	Rm
2025
Gross carrying amount	28 585	1 374	29 959	411	30 370
Expected credit loss	(86)	(7)	(93)	(145)	(238)
2024
Gross carrying amount	26 254	1 528	27 782	531	28 313
Expected credit loss	(173)	(11)	(184)	(116)	(300)
1	Simplified approach – low risk for trade receivables with no significant increase in credit risk since initial recognition.
2	Simplified approach – medium risk for trade receivables with significant increase in credit risk but not credit impaired.

Other receivables

				12-month
	Lifetime ECL			ECL
				No
	Significant			significant
	increase in			increase in
	credit risk			credit risk
	since initial	Credit-		since initial
	recognition[1]	impaired[2]	Total lifetime	recognition
	Medium risk	High risk	ECL	Low risk	Total
	Rm	Rm	Rm	Rm	Rm
2025
Gross carrying amount[3]	1 122	728	1 850	2 425	4 275
Expected credit loss[4]	(3)	(658)	(661)	(2)	(663)
2024
Gross carrying amount	658	660	1 318	2 511	3 829
Expected credit loss	(128)	(438)	(566)	(4)	(570)
1	Significant increase in credit risk since initial recognition but not credit impaired.
2	A significant balance has been fully provided for and this reflects management’s assessment that there is no reasonable expectation of recovery.
3	This gross carrying amount excludes financial assets classified as measuring at fair value through profit or loss.
4	The ECL relating to Other receivables increased due to deteriorating credit ratings.

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Long-term receivables

				12-month
	Lifetime ECL			ECL
				No
	Significant			significant
	increase in			increase in
	credit risk			credit risk
	since initial	Credit-		since initial
	recognition	impaired	Total lifetime	recognition
	Medium risk	High risk	ECL	Low risk	Total
	Rm	Rm	Rm	Rm	Rm
2025
Gross carrying amount	399	169	568	3 067	3 635
Expected credit loss	(5)	(50)	(55)	(28)	(83)
2024
Gross carrying amount	97	348	445	3 271	3 716
Expected credit loss	—	(132)	(132)	(24)	(156)
1	Significant increase in credit risk since initial recognition but not credit impaired.

Liquidity risk

Liquidity risk is the risk that an entity in the Group will be unable to meet its obligations as they become due.

The global economic landscape remains volatile, including fluctuating oil and petrochemical prices, an unstable product demand environment and inflationary pressure. In South Africa, the underperformance of state-owned enterprises and socio-economic challenges continues to impact volumes, margins and resultant profitability.

How we manage the risk

The Group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the Group has a positive liquidity position, conserving the Group’s cash resources through continued focus on working capital management, cost savings and capital reprioritisation.

The Group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities. Adequate banking facilities and reserve borrowing capacities are maintained. In April 2023, the Group has refinanced its existing banking facilities, which was due to mature in calendar year 2024, into a new banking facility totaling nearly USD 3 billion comprising of a revolving credit facility and term loan facility, both with a five-year maturity and with two extension options of one year each. The Group is in compliance with all of the financial covenants per its loan agreements, none of which are expected to present a material restriction on funding or its investment policy in the near future. The net debt to EBITDA (as defined in the debt agreements) at 30 June 2025 was 1,5 times (2024 - 1,3 times), significantly below the covenant threshold level of 3 times which is applicable to the term loan and revolving credit facility.

Protection of downside risk for the balance sheet is a key priority for the Group during volatile times, resulting in the execution of our hedging programme to address oil price and currency exposure.

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Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2025
Financial assets
Non-derivative instruments
Long-term receivables	17	2 884	3 074	42	1 228	246	1 558
Trade and other receivables	22	35 180	35 180	35 180	—	—	—
Cash and cash equivalents	25	41 050	41 050	41 050	—	—	—
Investments through other comprehensive income		8	8	8	—	—	—
Long-term and short-term investments through profit or loss		3 172	3 172	3 172	—	—	—
		82 294	82 484	79 452	1 228	246	1 558
Derivative instruments
Forward exchange contracts		696	18 546	18 546	—	—	—
Crude oil put options		1 055	1 055	1 055	—	—	—
Foreign exchange zero cost collars		609	609	609	—	—	—
Oxygen supply contract embedded derivative		863	(215)	89	201	292	(797)
		85 517	102 479	99 751	1 429	538	761
Financial liabilities
Non-derivative instruments
Long-term debt**	13	(102 645)	(127 539)	(7 237)	(40 933)	(62 285)	(17 084)
Lease liabilities	14	(17 360)	(38 780)	(3 659)	(5 475)	(4 361)	(25 285)
Short-term debt	15	(666)	(666)	(666)	—	—	—
Trade and other payables	23	(34 757)	(34 757)	(34 757)	—	—	—
Bank overdraft	25	(1)	(1)	(1)	—	—	—
		(155 429)	(201 743)	(46 320)	(46 408)	(66 646)	(42 369)
Derivative instruments
Forward exchange contracts		(15)	(17 866)	(17 866)	—	—	—
Other commodity derivatives		(37)	(39)	(39)	—	—	—
Oxygen supply contract embedded derivative		(14)	15	15	—	—	—
		(155 495)	(219 633)	(64 210)	(46 408)	(66 646)	(42 369)
*	Contractual cash flows include interest payments.

**

The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date. The conversion rights are exercisable at any time.

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Current financial assets are sufficient to cover financial liabilities for the next year. The shortfall beyond one year will be funded through cash generated from operations, utilisation of available facilities and the refinancing of existing debt.

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2024
Financial assets
Non-derivative instruments
Long-term receivables	17	3 051	3 283	90	1 630	588	975
Trade and other receivables	22	31 272	31 272	31 272	—	—	—
Cash and cash equivalents	25	45 383	45 383	45 383	—	—	—
Investments through other comprehensive income		9	9	9	—	—	—
Investments through profit or loss		2 987	2 987	2 987	—	—	—
Long-term restricted cash		1 709	1 709	—	—	—	1 709
		84 411	84 643	79 741	1 630	588	2 684
Derivative instruments
Forward exchange contracts		711	22 090	22 090	—	—	—
Crude oil put options		279	279	279	—	—	—
Foreign exchange zero cost collars		302	302	302	—	—	—
Other commodity derivatives		5	5	5	—	—	—
Oxygen supply contract embedded derivative		508	822	69	138	138	477
		86 216	108 141	102 486	1 768	726	3 161
Financial liabilities
Non-derivative instruments
Long-term debt**	13	(117 031)	(153 995)	(7 805)	(28 914)	(99 312)	(17 964)
Lease liabilities	14	(17 437)	(37 769)	(3 718)	(5 595)	(4 289)	(24 167)
Short-term debt	15	(566)	(566)	(566)	—	—	—
Trade and other payables	23	(32 551)	(32 551)	(32 551)	—	—	—
Bank overdraft	25	(121)	(121)	(121)	—	—	—
		(167 706)	(225 002)	(44 761)	(34 509)	(103 601)	(42 131)
Derivative instruments
Forward exchange contracts		(11)	(21 390)	(21 390)	—	—	—
Other commodity derivatives		(7)	(7)	(7)	—	—	—
Oxygen supply contract embedded derivative		(542)	(3 654)	(34)	(35)	14	(3 599)
		(168 266)	(250 053)	(66 192)	(34 544)	(103 587)	(45 730)
*	Contractual cash flows include interest payments.
**

The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date, based on obtaining the requisite shareholder approval for the convertible bonds to be settled in Sasol ordinary shares.

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Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The Group’s financial market risk management objectives, which inform the hedging philosophy of the Group, are:

●	To prudently manage the Group’s financial market risks in order to reduce the financial impact due to adverse movements in market rates/prices (i.e. protect cash flows), contributing to Sasol meeting its strategic financial objectives and remaining within Sasol Ltd Board’s approved risk appetite and risk tolerance levels; and
●	To reduce earnings volatility in order to increase certainty and predictability of future cash flows for planning purposes.

The market price movements that the Group is exposed to include:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better forecast cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the Group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The Group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the Group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the Group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the Group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The Group mainly uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Forward exchange contracts

Forward exchange contracts (FECs) are utilised throughout the Group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

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The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2025	2024	2025	2024
	Rand	Rand	Rand	Rand
Rand/Euro	19,76	20,24	20,92	19,49
Rand/US$	18,17	18,71	17,75	18,19

The table below shows the significant currency exposure where entities within the Group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2025		2024
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	127	645	67	745
Trade and other receivables	429	3 912	564	2 595
Cash and cash equivalents	1 479	783	3 319	1 241
Net exposure on assets	2 035	5 340	3 950	4 581
Trade and other payables	(547)	(3 631)	(227)	(2 949)
Net exposure on liabilities	(547)	(3 631)	(227)	(2 949)
Exposure on external balances	1 488	1 709	3 723	1 632
Net exposure on balances between Group companies	(1 409)	18 867	(2 014)	25 769
Total net exposure	79	20 576	1 709	27 401

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the Group is excluded from the information provided.

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A 10% weakening in the Group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2024.

	2025		2024
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Equity	8	2 058	171	2 740
Income statement	8	2 058	171	2 740

A 10% movement in the opposite direction in the Group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The Group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. There were no open interest rate swaps at 30 June 2025 or 30 June 2024.

In respect of financial assets, the Group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

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Our exposure to and assessment of the risk

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

Carrying value
	2025	2024
	Rm	Rm
Variable rate instruments
Financial assets	37 790	42 053
Financial liabilities*	(30 886)	(44 471)
	6 904	(2 418)
Fixed rate instruments
Financial assets	6 895	7 046
Financial liabilities	(71 759)	(72 680)
	(64 864)	(65 634)
Interest profile (variable: fixed rate as a percentage of total financial assets)	85:15	86:14
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	30:70	38:62
*	The decrease in variable exposure is mainly due to the repayments made on the RCF. Refer to note 13.

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis since 2024. Interest is recognised in the income statement using the effective interest rate method.

	Income statement — 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2025	247	15	(218)	22
30 June 2024	250	32	(328)	21

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

118 Sasol Annual Financial Statements 2025

35.	Financial risk management and financial instruments continued

35.2Financial risk management continued

The Group’s remaining exposure to IBORs relate mainly to loans denominated in JIBAR. Refer to note 1.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

The Group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales. The Group entered into hedging contracts which provide downside protection against decreases in commodity prices. Refer to the summary of our derivatives below.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including where chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent crude oil prices applied during the year:

	Dated Brent Crude
	2025	2024
	US$	US$
High	89,10	97,92
Average	74,59	84,74
Low	61,09	73,56

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35	Financial risk management and financial instruments continued
35.2	Financial risk management continued

Summary of our derivatives

In the normal course of business, the Group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. Derivative instruments used by the Group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2025	2025	2024	2024	2025	2024	2023
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Commodity and currency derivatives
Crude oil put options	1 055	—	279	—	(391)	(953)	(507)
Crude oil zero cost collars	—	—	—	—	—	—	3 953
Crude oil futures	—	—	—	—	—	(180)	401
Ethane swap options	—	—	—	—	—	(17)	(272)
Coal swap options	—	—	—	—	—	—	1 099
Other commodity derivatives	—	(30)	5	(7)	(36)	(63)	180
Forward exchange contracts	696	(15)	711	(11)	1 132	1 091	(1 339)
Foreign exchange zero cost collars	609	—	302	—	323	810	(301)
Embedded derivatives
Convertible bond embedded derivative	—	(7)	—	(59)	52	1 233	867
Oxygen supply contract embedded derivatives*	863	(14)	508	(542)	924	442	(794)
Non-derivative financial instruments
Investments at fair value through profit or loss**	3 172	—	2 173	—	—	—	—
	6 395	(66)	3 978	(619)	2 004	2 364	3 287
*	Relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our Secunda Operations.

**	Fair value gains and losses are presented in other operating income and expenses, separately from derivative gains and losses.

		Contract/Nominal amount*					Average price
		Open	Settled	Open	Settled		Open	Open
		2025	2025	2024	2024		2025	2024
		Million	Million	Million	Million
Crude oil put options purchased**	barrels	22,5	16,8	16,8	18,0	US$/bbl	59,8	58,7
Forward exchange contracts	US$	907	—	1 080	—	R/US$	18,51	18,90
Forward exchange contracts	EUR	54	—	43	—	US$/EUR	1,11	1,08
Foreign exchange zero cost collars	US$	1 720	1 652	1 530	2 760	R/US$ Floor	17,60	17,53
						R/US$ Cap	21,13	22,65
*	The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.
**	Total premium paid for contracts entered into in the year US$114,09 million (2024: US$94,8 million).

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35.2	Financial risk management continued

Accounting policies:

Derivative financial instruments and hedging activities

The Group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The Group uses derivative instruments to hedge its exposure to these risks. Additionally, there are embedded derivatives that have been bifurcated in certain of the Group’s long-term supply agreements and borrowings.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Contracts to buy or sell non-financial items (e.g. gas or electricity) that were entered into and continue to be held for the purpose of the receipt of the non‑financial items in accordance with the Group’s expected purchase or usage requirements are not accounted for as derivative financial instruments. Purchase commitments relating to these contracts are disclosed in note 3.

Hedge accounting

The Group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

Economic hedges

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

121 Sasol Annual Financial Statements 2025

36	Subsequent events

Floating rate bond

On 23 July 2025, Sasol Financing International Limited (‘ SFIL”) successfully issued a floating rate bond of R5,3 billion. In exchange, SFIL received USD 300 million. The bond is guaranteed by Sasol Limited, has a 5-year maturity, bears quarterly interest, repayable in ZAR with covenants similar to those in the existing USD bond documents and no new covenants introduced. The issuance supports our efforts to diversify the funding base, reduce US dollar debt exposure and financing costs. In addition, it provides the flexibility to address upcoming bond maturities using available liquidity if required.

Natref

On 30 June 2025, State Oil Limited, the parent company of Prax South Africa (Pty) Limited (PraxSA), which owns a minority stake in the Natref refinery, was placed under administration. Natref continues to operate to plan, and engagements with PraxSA are ongoing to understand the implications of this development and ensure there is no impact on operational continuity.

US tariffs

Following a 90-day suspension of the US import tariffs, the US government announced on 8 July 2025 that new tariff rates will take effect on 1 August 2025. Engagements with the relevant stakeholders are ongoing, and we remain focused on ensuring continuity, mitigating potential disruptions, and identifying any opportunities for Sasol.

122 Sasol Annual Financial Statements 2025